SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem S.A.

Condensed quarterly information for the period ended September 30, 2021 and independent auditors' review report

(Free Translation into English from the Original Previously Issued in Portuguese.)

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review of interim financial information

Grant Thornton Auditores Independentes

Av. Eng. Luís Carlos Berrini, 105 - 12º andar Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

To the Board of directors and shareholders of
Braskem S.A.
Camaçari – Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended September 30, 2021, comprising the balance sheet as of September 30, 2021 and the respective statements of income and of comprehensive income for the periods of three and nine months then ended and of changes in shareholders' equity and of cash flows for the period of nine months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Grant Thornton

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphases of matter

Investigation in progress - Braskem Idesa

We draw attention to Note No.9(d) to the individual and consolidated interim financial information, which states that the Company engaged an independent US law firm, in order to conduct an internal investigation, due to allegations of undue payments related to the Project “Ethylene XXI”. The information was originally delivered by Mexico news media and included in the testimony of Pemex´s former CEO to the General Attorney of Mexico. The investigation is under way and, to date, the Company is not able to estimate when it will be completed. Our review conclusion is not modified with respect to this matter.

Class action

We draw attention to Note No.22.3 to the individual and consolidated interim financial information, which describes that a class action lawsuit has been filed in the United States District Court for the District of New Jersey against the Company and some of its current and former executive officers under the U.S. Securities Exchange Act of 1934 and its rules. The proceeding is at its initial stage and the Company have engaged legal advisors for its defense in that country. Our review conclusion is not modified with respect to this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 09, 2021

Octavio Zampirollo Neto
Assurance Partner

Grant Thornton Auditores Independentes

Braskem S.A.

Statement of interim financial position
Base date: 09/30/2021
All amounts in thousands of reais

Assets	Note	Consolidated Sep/2021	Consolidated Dec/2020	Parent company Sep/2021	Parent company Dec/2020
Current assets					
Cash and cash equivalents	3	12,025,888	13,862,852	3,728,032	8,377,511
Financial investments	4	2,936,176	3,627,227	2,815,114	3,540,280
Trade accounts receivable	5	7,932,505	4,731,979	5,243,897	2,717,369
Inventories	6	14,365,943	8,383,650	10,620,112	6,191,167
Taxes recoverable	8	1,241,308	1,192,665	1,188,473	1,148,263
Income tax and social contribution	20(a)	3,653,166	1,547,916	1,312,752	345,174
Dividends and interest on capital	7	165	165	165	4,463
Prepaid expenses		186,011	344,867	133,650	241,131
Derivatives	18.2.1	8,269	33,769	2,890	33,765
Other receivables		769,440	465,154	628,594	328,687
		43,118,871	**34,190,244**	**25,673,679**	**22,927,810**
Non-current assets					
Financial investments	4	16,314	15,564		
Trade accounts receivable	5	15,837	23,229	11,255	18,647
Inventories	6	33,082	18,036		1,256
Taxes recoverable	8	1,175,454	1,072,737	898,493	813,902
Income tax and social contribution	20(e)	210,722	72,267	210,722	72,267
Deferred income tax and social contribution	20(b)	7,458,839	8,529,972	5,653,354	6,536,701
Judicial deposits		178,839	196,911	168,950	186,140
Derivatives	18.2.1	1,069	34,091	1,069	34,091
Other receivables		320,876	227,480	170,768	161,407
Investments	9	49,962	43,153	26,358,958	17,640,426
Property, plant and equipment	10	36,443,431	35,929,149	15,392,298	14,782,471
Intangible assets	11	2,829,301	2,828,691	2,508,576	2,516,881
Right of use of assets	12	2,581,733	2,902,395	1,223,787	1,540,206
		51,315,459	**51,893,675**	**52,598,230**	**44,304,395**
Total assets		**94,434,330**	**86,083,919**	**78,271,909**	**67,232,205**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of interim financial position
Base date: 09/30/2021
All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Consolidated Sep/2021	Consolidated Dec/2020	Parent company Sep/2021	Parent company Dec/2020
Current liabilities					
Trade payables	13	10,438,072	9,946,315	11,748,772	10,361,070
Borrowings	14	902,823	1,318,931	168,247	173,729
Braskem Idesa borrowings	15	7,182,416	7,660,128		
Debenture	16	57,466	54,436		
Derivatives	18.2.1	386,986	592,251	248,692	470,364
Payroll and related charges		1,000,633	814,566	700,426	567,789
Taxes payable	19	896,939	952,689	739,618	848,931
Income tax and social contribution		3,554,647	284,129	1,934,022	194,791
Dividends		1,769	5,456	918	2,633
Advances from customers		441,391	287,449	387,714	96,979
Leniency agreement	23	309,815	397,036	309,815	397,036
Sundry provisions	21	457,109	362,407	392,632	279,702
Accounts payable to related parties	7(b)			614,746	1,200,983
Other payables		1,011,362	466,341	406,417	187,363
Provision - geological event in Alagoas	24	4,866,125	4,349,931	4,866,125	4,349,931
Lease	12(b)	855,942	895,109	447,308	540,715
		32,363,495	**28,387,174**	**22,965,452**	**19,672,016**
Non-current liabilities					
Trade payables	13	59,660	7,233	59,660	7,233
Borrowings	14	32,887,895	40,413,192	2,792,981	4,220,039
Braskem Idesa borrowings	15	4,572,424	4,399,110		
Debenture	16	148,544	181,679		
Derivatives	18.2.1	407,293	558,913	356,638	454,078
Taxes payable	19		1,370		1,370
Accounts payable to related parties	7(b)			32,193,358	34,769,612
Loan to non-controlling shareholders of Braskem Idesa	7(a)	3,456,265	3,222,493		
Income tax and social contribution			576,174		576,174
Deferred income tax and social contribution	20(b)	1,256,528	1,234,398		
Post-employment benefits		487,373	472,074	223,914	217,089
Advances from customers		333,369	382,478		
Provision for losses on subsidiaries	9(c)			754,510	571,952
Legal provisions	22.1	1,120,470	1,151,087	1,109,697	1,137,567
Leniency agreement	23	793,733	1,077,314	793,733	1,077,314
Sundry provisions	21	848,835	511,801	805,727	476,316
Provision - geological event in Alagoas	24	2,274,890	4,825,846	2,274,890	4,825,846
Other payables		215,230	235,324	137,568	186,240
Lease	12(b)	2,073,815	2,312,777	1,039,614	1,241,665
		50,936,324	**61,563,263**	**42,542,290**	**49,762,495**
Shareholders' equity	26				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		3,473		3,473	
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(3,702,816)	(5,177,889)	(3,702,816)	(5,177,889)
Treasury shares		(38,197)	(49,704)	(38,197)	(49,704)
Retained earnings (accumulated losses)		8,946,873	(4,529,547)	8,946,873	(4,529,547)
Total attributable to the Company's shareholders		12,764,167	(2,202,306)	12,764,167	(2,202,306)
Non-controlling interest in subsidiaries		(1,629,656)	(1,664,212)		
		11,134,511	**(3,866,518)**	**12,764,167**	**(2,202,306)**
Total liabilities and shareholders' equity		**94,434,330**	**86,083,919**	**78,271,909**	**67,232,205**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 09/30/2021
All amounts in thousands of reais, except earnings (loss) per share

	Note	3Q2021	Sep/2021	3Q2020	Consolidated Sep/2020
Net revenue	28	**28,299,463**	**77,413,096**	**15,992,108**	**39,805,121**
Cost of products sold	31	(19,994,870)	(52,057,968)	(12,426,535)	(33,533,365)
Gross profit		**8,304,593**	**25,355,128**	**3,565,573**	**6,271,756**
Income (expenses)					
Selling and distribution	31	(543,665)	(1,475,809)	(482,122)	(1,369,619)
Loss (reversals) for impairment of trade accounts receivable and others from clients	31	(2,262)	2,925	(3,860)	(15,036)
General and administrative	31	(642,998)	(1,751,153)	(445,654)	(1,333,961)
Research and development	31	(73,778)	(197,995)	(63,354)	(172,862)
Results from equity investments	9(c)	(4,089)	(1,097)	2,314	(19,893)
Other income	29	(129,695)	1,304,840	485,055	816,874
Other expenses	29	(389,458)	(915,218)	(3,642,245)	(5,380,240)
Profit (loss) before net financial expenses and taxes		**6,518,648**	**22,321,621**	**(584,293)**	**(1,202,981)**
Financial results	30				
Financial expenses		(1,212,230)	(4,269,789)	(1,183,604)	(3,682,559)
Financial income		184,316	1,591,646	162,355	498,479
Exchange rate variations, net		(2,074,978)	(2,930,678)	(810,666)	(7,325,580)
		(3,102,892)	**(5,608,821)**	**(1,831,915)**	**(10,509,660)**
Profit (loss) before income tax and social contribution		**3,415,756**	**16,712,800**	**(2,416,208)**	**(11,712,641)**
Current and deferred income tax and social contribution	20(a)	101,953	(3,219,379)	1,078,808	3,819,810
Net profit (loss) for the period		**3,517,709**	**13,493,421**	**(1,337,400)**	**(7,892,831)**
Attributable to:					
Company's shareholders		3,536,811	13,454,604	(1,412,972)	(7,537,950)
Non-controlling interest in subsidiaries		(19,102)	38,817	75,572	(354,881)
Net profit (loss) for the period		**3,517,709**	**13,493,421**	**(1,337,400)**	**(7,892,831)**
Earnings (loss) per share - basic and diluted - R$	27				
Common			16.9088		(9.4699)
Preferred shares class "A"			16.9091		(9.4699)
Preferred shares class "B"			0.6057		(9.4699)

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 09/30/2021
All amounts in thousands of reais, except earnings (loss) per share

					Parent company
	Note	3Q2021	Sep/2021	3Q2020	Sep/2020
Net revenue	28	**17,816,640**	**48,966,205**	**10,900,837**	**27,087,235**
Cost of products sold	31	(13,805,475)	(35,373,198)	(8,861,728)	(24,036,572)
Gross profit		**4,011,165**	**13,593,007**	**2,039,109**	**3,050,663**
Income (expenses)					
Selling and distribution	31	(271,323)	(739,010)	(256,844)	(732,278)
Loss (reversals) for impairment of trade accounts receivable and others from clients	31	(3,520)	(2,363)	4,723	(6,897)
General and administrative	31	(408,643)	(1,126,754)	(286,997)	(866,476)
Research and development	31	(40,221)	(107,695)	(29,460)	(90,545)
Results from equity investments	9(c)	2,467,169	7,320,308	1,304,368	1,004,175
Other income	29	(202,364)	1,270,468	366,441	508,562
Other expenses	29	(333,260)	(852,890)	(3,632,295)	(5,357,256)
Profit (loss) before net financial expenses and taxes		**5,219,003**	**19,355,071**	**(490,955)**	**(2,490,052)**
Financial results	30				
Financial expenses		(966,253)	(3,221,307)	(1,120,929)	(3,463,817)
Financial income		153,334	1,327,714	166,164	372,337
Exchange rate variations, net		(1,559,131)	(2,272,302)	(1,088,733)	(5,545,802)
		(2,372,050)	**(4,165,895)**	**(2,043,498)**	**(8,637,282)**
Profit (loss) before income tax and social contribution		**2,846,953**	**15,189,176**	**(2,534,453)**	**(11,127,334)**
Current and deferred income tax and social contribution	20(a)	689,858	(1,734,572)	1,121,481	3,589,384
Net profit (loss) for the period		**3,536,811**	**13,454,604**	**(1,412,972)**	**(7,537,950)**
Earnings (loss) per share - basic and diluted - R$	27				
Common			16.9088		(9.4699)
Preferred shares class "A"			16.9091		(9.4699)
Preferred shares class "B"			0.6057		(9.4699)

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income
Base date: 09/30/2021
All amounts in thousands of reais

	Note	3Q2021	Sep/2021	3Q2020	Consolidated Sep/2020
Net profit (loss) for the period		**3,517,709**	**13,493,421**	**(1,337,400)**	**(7,892,831)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(294,768)	211,344	31,719	(1,371,053)
Income tax and social contribution - cash flow hedge		101,019	(67,806)	(8,987)	461,736
Fair value of cash flow hedge from jointly-controlled, net of taxes		3,644	1,239	(1,075)	786
		(190,105)	144,777	21,657	(908,531)
Exchange variation of foreign sales hedge	18.3(a.i)	(2,274,927)	(1,160,181)	(898,588)	(9,245,179)
Sales Hedge - transfer to profit or loss	18.3(a.i)	355,842	1,507,624	578,657	1,557,361
Income tax and social contribution on exchange variation		652,489	(118,130)	108,776	2,613,858
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	(331,620)	(307,586)	253,366	(2,009,111)
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	124,636	368,433	133,798	348,165
Income tax on exchange variation - Braskem Idesa		62,095	(18,254)	(116,149)	498,284
		(1,411,485)	271,906	59,860	(6,236,622)
Foreign subsidiaries currency translation adjustment		2,055,990	1,052,402	175,709	4,668,466
Total		**454,400**	**1,469,085**	**257,226**	**(2,476,687)**
Items that will not be reclassified to profit or loss					
Defined benefit plan actuarial loss, net of taxes			1,067		
Long term incentive plan, net of taxes		(11,843)	(4,615)	3,674	7,178
Total		(11,843)	(3,548)	3,674	7,178
Total comprehensive income for the period		**3,960,266**	**14,958,958**	**(1,076,500)**	**(10,362,340)**
Attributable to:					
Company's shareholders		4,096,868	14,924,402	(1,086,712)	(9,355,271)
Non-controlling interest in subsidiaries		(136,602)	34,556	10,212	(1,007,069)
Total comprehensive income for the period		**3,960,266**	**14,958,958**	**(1,076,500)**	**(10,362,340)**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income
Base date: 09/30/2021
All amounts in thousands of reais

	Note	3Q2021	Sep/2021	3Q2020	Parent company Sep/2020
Net profit (loss) for the period		**3,536,811**	**13,454,604**	**(1,412,972)**	**(7,537,950)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(314,723)	110,071	(13,220)	(1,260,497)
Income tax and social contribution - cash flow hedge		107,006	(37,424)	4,495	428,569
Fair value of cash flow hedge - Braskem Idesa		14,966	75,954	33,703	(82,917)
Income tax and social contribution cash flow hedge - Braskem Idesa		(4,490)	(22,786)	(10,111)	24,875
Fair value of cash flow hedge from jointly-controlled, net of taxes		3,644	1,239	(1,075)	786
		(193,597)	127,054	13,792	(889,184)
Exchange variation of foreign sales hedge	18.3(a.i)	(2,274,927)	(1,160,181)	(898,579)	(9,245,179)
Sales Hedge - transfer to profit or loss	18.3(a.i)	355,842	1,507,624	578,657	1,557,361
Income tax and social contribution on exchange variation		652,489	(118,130)	108,773	2,613,858
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	(248,716)	(230,689)	190,024	(1,506,825)
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	93,478	276,325	100,348	261,123
Income tax on exchange variation - Braskem Idesa		46,571	(13,691)	(87,112)	373,710
		(1,375,263)	261,258	(7,889)	(5,945,952)
Foreign subsidiaries currency translation adjustment		2,140,760	1,084,902	316,693	5,010,215
Total		**571,900**	**1,473,214**	**322,596**	**(1,824,921)**
Items that will not be reclassified to profit or loss					
Defined benefit plan actuarial loss, net of taxes			1,067		
Long term incentive plan, net of taxes		(11,843)	(4,483)	3,664	7,600
Total		(11,843)	(3,416)	3,664	7,600
Total comprehensive income for the period		**4,096,868**	**14,924,402**	**(1,086,712)**	**(9,355,271)**

The notes are an integral part of the financial statements.

Statement of changes in equity
All amounts in thousands of reais

												Parent company and Consolidated	
											Parent company		Consolidated
									Attributed to shareholders' interest				
				Revenue reserves									
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings / (accumulated losses)	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At January 1, 2020		8,043,222	232,472	577,476	153,478	1,174,301	(488,388)	(4,757,539)	(49,724)		4,885,298	(940,592)	3,944,706
Comprehensive income for the period:													
Loss for the period										(7,537,950)	(7,537,950)	(354,881)	(7,892,831)
Exchange variation of foreign sales hedge, net of taxes								(5,945,952)			(5,945,952)	(290,670)	(6,236,622)
Fair value of cash flow hedge, net of taxes								(889,184)			(889,184)	(19,347)	(908,531)
Long term incentive plan								7,600			7,600	(422)	7,178
Foreign subsidiaries currency translation adjustment								5,010,215			5,010,215	(341,749)	4,668,466
								(1,817,321)		(7,537,950)	(9,355,271)	(1,007,069)	(10,362,340)
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxe								(19,761)		19,761			
Realization of deemed cost of jointly-controlled investment, net of taxes								(380)		380			
Fair value adjustments of trade accounts receivable, net of taxes								229			229		229
Exchange variation in hyperinflationary economy, net of taxes								5,078			5,078		5,078
								(14,834)		20,141	5,307		5,307
At September 30, 2020		8,043,222	232,472	577,476	153,478	1,174,301	(488,388)	(6,589,694)	(49,724)	(7,517,809)	(4,464,666)	(1,947,661)	(6,412,327)
At January 1, 2021		8,043,222					(488,388)	(5,177,889)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)
Comprehensive income for the period:													
Net profit for the period										13,454,604	13,454,604	38,817	13,493,421
Exchange variation of foreign sales hedge, net of taxes								261,258			261,258	10,648	271,906
Fair value of cash flow hedge, net of taxes								127,054			127,054	17,723	144,777
Long term incentive plan								(4,483)			(4,483)	(132)	(4,615)
Foreign currency translation adjustment								1,084,902			1,084,902	(32,500)	1,052,402
								1,468,731		13,454,604	14,923,335	34,556	14,957,891
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxe								(19,623)		19,623			
Realization of deemed cost of jointly-controlled investment, net of taxes								(540)		540			
Actuarial loss with post-employment benefits, net of taxes								1,067			1,067		1,067
Fair value adjustments of trade accounts receivable, net of taxes								52			52		52
Exchange variation in hyperinflationary economy, net of taxes								25,386			25,386		25,386
								6,342		20,163	26,505		26,505
Contributions to shareholders:													
Incentive long term plan payments with treasury shares	25		3,473						11,507		14,980		14,980
Prescribed dividend										1,653	1,653		1,653
			3,473						11,507	1,653	16,633		16,633
At September 30, 2021		8,043,222	3,473				(488,388)	(3,702,816)	(38,197)	8,946,873	12,764,167	(1,629,656)	11,134,511

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows
Base date: 09/30/2021
All amounts in thousands of reais

		Consolidated		Parent company	
	Note	Sep/2021	Sep/2020	Sep/2021	Sep/2020
Profit (loss) before income tax and social contribution		16,712,800	(11,712,641)	15,189,176	(11,127,334)
Adjustments for reconciliation of profit					
Depreciation and amortization		2,812,758	3,001,589	1,645,160	1,805,187
Results from equity investments	9(c)	1,097	19,893	(7,320,308)	(1,004,175)
Interest foreign exchange gain/losses		4,292,501	11,775,714	3,356,718	8,004,786
Reversal of provisions		546,684	5,999	544,919	5,100
(Reversal) provision - geological event in Alagoas	29	(69,130)	5,143,395	(69,130)	5,143,395
PIS and COFINS credits - exclusion of ICMS from the calculation basis	29	(1,031,099)	(199,826)	(1,031,099)	(199,826)
Loss for impairment of trade accounts receivable and others from clients		(2,925)	15,036	2,363	6,897
Provision for losses and write-offs of long-lived assets		(28,117)	(17,309)	(31,917)	(22,612)
		23,234,569	8,031,850	12,285,882	2,611,418
Changes in operating working capital					
Judicial deposits - other financial assets	24		3,746,107		3,746,107
Financial investments		784,027	(1,776,868)	816,331	(1,751,346)
Trade accounts receivable		(3,085,730)	(871,642)	(2,557,688)	(244,715)
Inventories		(5,782,645)	316,151	(4,343,721)	68,297
Taxes recoverable		2,075,926	1,761,100	2,110,260	1,335,777
Prepaid expenses		190,479	144,489	107,481	(217,821)
Other receivables		(383,476)	(375,136)	(303,971)	101,748
Trade payables		(23,799)	(5,039,655)	1,157,143	(2,873,045)
Taxes payable		121,619	(624,880)	58,334	338,891
Advances from customers		94,174	305,969	290,735	(89,671)
Leniency agreement	23	(389,087)	(349,842)	(389,087)	(349,842)
Sundry provisions		(285,430)	(93,491)	(266,172)	(96,682)
Other payables		(1,254,626)	(324,640)	(1,640,808)	(676,720)
Cash generated from operations		15,296,001	4,849,512	7,324,719	1,902,396
Interest paid		(2,569,965)	(2,206,228)	(297,922)	(248,314)
Income tax and social contribution paid		(2,172,769)	(189,828)	(1,236,156)	(56,971)
Net cash generated from operating activities		10,553,267	2,453,456	5,790,641	1,597,111
Proceeds from the sale of fixed and intangible assets		39,719	13,438	48,444	2,975
Dividends received			3,074	4,209	138,776
Additions to investments in subsidiaries				(25,000)	
Acquisitions to property, plant and equipment and intangible assets		(2,042,939)	(1,930,539)	(1,760,190)	(1,010,925)
Net cash used in investing activities		(2,003,220)	(1,914,027)	(1,732,537)	(869,174)
Short-term and Long-term debt					
Acquired		21,474	15,214,497	10,332	5,175,102
Payments		(9,226,608)	(10,340,708)	(1,534,884)	(4,894,332)
Braskem Idesa borrowings					
Payments		(766,250)	(658,669)		
Related parties					
Acquired				41,270	5,274,730
Payments				(6,907,148)	(2,391,156)
Lease	12	(594,337)	(478,713)	(317,091)	(297,208)
Dividends paid		(2,034)	(2,379)	(62)	(57)
Other financial liabilities			(400,842)		(400,842)
Net cash (used) generated in financing activities		(10,567,755)	3,333,186	(8,707,583)	2,466,237
Exchange variation on cash of foreign subsidiaries		180,744	1,647,883		
(Decrease) increase in cash and cash equivalents		(1,836,964)	5,520,498	(4,649,479)	3,194,174
Represented by					
Cash and cash equivalents at the beginning of the period		13,862,852	6,803,880	8,377,511	2,389,438
Cash and cash equivalents at the end of the period		12,025,888	12,324,378	3,728,032	5,583,612
(Decrease) increase in cash and cash equivalents		(1,836,964)	5,520,498	(4,649,479)	3,194,174

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of added value
Base date: 09/30/2021
All amounts in thousands of reais

	Consolidated		Parent company	
	Sep/2021	Sep/2020	Sep/2021	Sep/2020
Revenue	**89,961,134**	**42,541,217**	**61,474,333**	**29,491,670**
Sale of goods, products and services	89,582,914	47,095,511	61,076,397	34,334,746
Other income, net	375,295	(4,539,258)	400,299	(4,836,179)
Loss for doubtful accounts	2,925	(15,036)	(2,363)	(6,897)
Inputs acquired from third parties	**(59,391,893)**	**(35,733,142)**	**(43,265,952)**	**(26,883,358)**
Cost of products, goods and services sold	(57,584,521)	(34,320,160)	(42,108,702)	(26,027,415)
Material, energy, outsourced services and others	(1,851,879)	(1,429,591)	(1,205,143)	(884,631)
Gain (impairment) of assets	44,507	16,609	47,893	28,688
Gross value added	**30,569,241**	**6,808,075**	**18,208,381**	**2,608,312**
Depreciation, amortization and depletion	(2,812,758)	(3,001,589)	(1,645,160)	(1,805,187)
Net value added produced by the Company	**27,756,483**	**3,806,486**	**16,563,221**	**803,125**
Value added received in transfer	**1,714,605**	**1,152,187**	**8,864,945**	**1,826,248**
Results from equity investments	(1,097)	(19,893)	7,320,308	1,004,175
Financial income	1,715,143	1,171,530	1,544,501	822,009
Other	559	550	136	64
Total value added to distribute	**29,471,088**	**4,958,673**	**25,428,166**	**2,629,373**
Personnel	**1,693,096**	**1,306,011**	**980,178**	**745,367**
Direct compensation	1,367,909	1,040,172	763,736	569,815
Benefits	269,601	210,309	162,148	120,955
FGTS (Government Severance Pay Fund)	55,586	55,530	54,294	54,597
Taxes, fees and contribuitions	**6,659,871**	**(377,599)**	**5,090,412**	**(193,261)**
Federal	5,197,610	(2,674,803)	3,694,935	(2,460,888)
State	1,378,158	2,252,844	1,378,158	2,252,844
Municipal	84,103	44,360	17,319	14,783
Remuneration on third parties' capital	**7,624,700**	**11,923,092**	**5,902,972**	**9,615,217**
Financial expenses	7,311,251	11,639,519	5,697,878	9,419,379
Rentals	313,449	283,573	205,094	195,838
Remuneration on own capital	**13,493,421**	**(7,892,831)**	**13,454,604**	**(7,537,950)**
Profit (loss) for the period	13,454,604	(7,537,950)	13,454,604	(7,537,950)
Non-controlling interest in subsidiaries	38,817	(354,881)		
Value added distributed	**29,471,088**	**4,958,673**	**25,428,166**	**2,629,373**

The notes are an integral part of the financial statements.

Summary of Notes

All amounts in thousands, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari/BA, which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange ("NYSE") under the ticker BAK.

Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as equity method investees or associates.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Operations of Braskem Idesa

As per the Notice to the Market dated March 1, 2021, the subsidiary Braskem Idesa signed the following documents to enable the continuity of its operations:

(i) In February 2021, memorandum of understanding with terms and conditions for discussing potential amendments to the ethane supply agreement with PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX"), as well as for building an ethane import terminal, subject to negotiation, final documentation, approval of creditors and shareholders of BI, and with rights reserved; and

(ii) In February 2021, natural gas transportation service agreement with Centro Nacional de Control del Gas Natural ("CENAGAS"), with term of 15 years, subject to the execution of the final documentation mentioned in item (i) above.

On September 27, 2021, Braskem Idesa signed the following documents:

(i) Amendment to the ethane supply agreement ("Amendment") with PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX"), with settlement of any pending contractual amounts; and

(ii) Agreement with Petróleos Mexicanos, PEMEX Logística and other government entities, establishing administrative support measures for the project to build an ethane import terminal with the capacity to meet all of BI's feedstock requirements ("Terminal Agreement").

The Amendment changes the minimum contractual volume commitment to 300,000 barrels/day until the limit date of February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal's construction), with the terminal's startup expected in the second half of 2024. The Amendment further establishes first-refusal rights for Braskem Idesa in the acquisition of all ethane that PEMEX has available and does not consume in its own production process through 2045, at prices based on international references.

Note that the terminal project is designed to supplement ethane supply in Mexico and enable BI to operate at full capacity by gaining access to new feedstock sources. Moreover, the investment in the terminal is subject to final approvals by the competent governance bodies of BI and by its shareholders.

All amounts in thousands, except as otherwise stated

To render them effective, the Amendment and the Terminal Agreement are conditioned upon the applicable corporate approvals, including final approval by the shareholders and creditors of BI ("Conditions Precedent"). Once the Conditions Precedent are fulfilled, the Amendment will produce effects retroactive to February 26, 2021, the execution date of the memorandum of understanding that is the object of the Notice to the Market dated March 1, 2021. The approvals required for the Amendment and Terminal Agreement to come into force were obtained in October 2021.

Equity Interest Purchase Option

Braskem and Salus – Fundo de Investimento em Participações Multiestratégia ("FIP Salus") entered into two agreements for granting stock purchase options and other covenants. The object of both agreements is the option for partial purchase, by Braskem, of class "B" common shares in an entity owned by FIP Salus, which would give the buyer the option of adopting a self-production model.

Since Braskem has not yet exercised its option, no journal entries related to it impact this quarterly information. Also, Braskem didn´t incur any cash outflow due to negotiation. Braskem may exercise the option from October 1, 2021, to June 30, 2022, or within 90 days after the initial commercial operation of the projects, whichever happens last.

2 Accounting policies

Accounting practices from the prior year were applied consistently in the preparation of this quarterly information.

2.1 Basis of preparation of the quarterly information

In preparing this quarterly information, Management has made judgements and estimates that affect the application of accounting policies.

The judgments and assumptions made by management in the use of estimates for preparing this quarterly information did not differ significantly from those described in the financial statements as of December 31, 2020, which were reported on March 10, 2021.

All relevant information pertaining exclusively to this quarterly information is presented herein and corresponds to the information used by the Management of the Company.

The issue of this quarterly financial information was authorized by the Executive Board on November 09, 2021.

2.1.1 Individual quarterly information

The Parent Company's quarterly information refers to the six months ended September 30, 2021, must be read jointly with the financial statements of the Company as of December 31, 2020, that have been prepared in accordance with CPC 21(R1) "*Demonstração Intermediária*" as issued by the Brazilian Accounting Pronouncements Committee (CPC) and in compliance with Federal Law 6.404/76, as amended, and according to rules and guidelines issued by the Securities and Exchange Commission of Brazil (CVM).

2.1.2 Consolidated quarterly information

The consolidated quarterly information refers to the six months ended September 30, 2021, must be read jointly with the financial statements of the Company as of December 31, 2020, that have been prepared in accordance with IAS 34 "Interim Financial Reporting," as issued by the International Accounting Standards Board (IASB).

All amounts in thousands, except as otherwise stated

The quarterly information comprises the Parent Company and the following entities:

		Headquarters	Total and voting interest - % Sep/2021	Dec/2020
Direct and Indirect subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")		EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100.00	100.00
Braskem Energy Ltda ("Braskem Energy")	(i)	Brasil	100.00	
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem India Private Limited ("Braskem India")		Índia	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100.00	100.00
Braskem Netherlands Green B.V. ("Braskem Holanda Green")	(ii)	Netherlands	100.00	
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.70	63.70
Lantana Trading Co. Inc. ("Lantana")		Bahamas	100.00	100.00
Specific Purpose Entity ("SPE")				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100.00	100.00

(i) Subsidiary established in April 2021 that is in the pre-operating phase. Its main activities include electricity trading and the rendering of management and representation services in the Energy Free Contracting Environment.

(ii) Subsidiary incorporated in September 2021, which currently is in the pre-operational phase and with its capital yet to be paid up by Braskem Holanda. Its main activities will be the marketing, distribution, import and export of chemicals, petrochemicals and renewable petrochemicals.

All amounts in thousands, except as otherwise stated

2.2 Functional and foreign currency

The functional currency of the Parent Company is the Real (R$). The presentation currency is also Real (R$).

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The subsidiaries with a functional currency different from Real are listed below:

	Functional currency
Subsidiaries	
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem India	Rupee

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Sep/2021	Dec/2020	Variation	Sep/2021	Sep/2020	Variation
U.S. dollar - Brazilizan real	5.4394	5.1967	4.67%	5.3317	5.0793	4.97%
Euro - Brazilizan real	6.2983	6.3779	-1.25%	6.3768	5.7207	11.47%
Mexican peso - Brazilizan real	0.2646	0.2610	1.38%	0.2649	0.2328	13.78%
U.S. dollar - Mexican peso	20.5710	19.9240	3.25%	20.1366	21.8263	-7.74%
U.S. dollar - Euro	0.8562	0.8166	4.84%	0.8361	0.8903	-6.09%

2.3 New standards and interpretation

2.3.1 New standards and pronouncements adopted in the current fiscal year

- Leases affected by Covid-19 (amendment to CPC 06/IFRS 16). This amendment did not have a significant impact on this quarterly information.

- Interest Rate Benchmark Reform: Phase 2 (amendments to CPC 48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16)

The changes address issues that might affect financial reporting after the reform of an interbank offered rate ("IBORs"), including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide a practical expedient for certain requirements under CPC 48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16 relating to:

- Changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and

All amounts in thousands, except as otherwise stated

- Hedge accounting.

(i) Change in the basis for determining contractual cash flows

The changes require adjustments to the determination of cash flows from financial assets and financial liabilities affected by the interest rate benchmark reform.

On September 30, 2021, the Company has bank loans whose interest rates are based on LIBOR, as disclosed in Notes 14 and 15, and consequently will be subject to IBOR reform. The Company expects that the benchmark interest rate of these loans will be changed to the Security Overnight Financing Rate (SOFR) by 2023.

(ii) Hedge accounting

The changes provide an exception from the requirements of hedge accounting in the following areas:

- Permit the change in the designation of a hedging relationship to reflect the changes required by the reform.

- When a hedged item in a cash flow hedge is amended to reflect the changes required by the reform, the amount accumulated in the cash flow hedge reserve is deemed to be based on the alternative benchmark interest rate applied to the hedged item.

At September 30, 2021, the Company had cash flow hedges based on LIBOR. The Company expects that indexation of the hedged item and hedging instruments to LIBOR will be replaced by SOFR by the end of 2021. With this replacement, the Company expects to apply the changes relating to hedge accounting. However, there are uncertainties as to how and when the change in benchmarks will occur. The Group does not expect the amounts accumulated in the cash flow hedge reserve to be reclassified immediately to the profit or loss due to the IBOR transition.

(iii) Disclosures

The amendments will require the Company to disclose additional information on the entity's exposure to risks arising from the interest rate benchmark reform and the related risk management activities.

(iv) Transition

The Company is monitoring and evaluating the application of changes in the fourth quarter of 2021 as the new rate begins to have practical effects.

2.3.2 New standards and pronouncements not yet in force

A series of new standards will come into effect for fiscal years starting after January 1, 2021. The Company did not adopt these standards in the preparation of this quarterly information. The following new or amended standards are not expected to have a significant impact on the consolidated and parent company financial statements:

- Onerous Contracts: costs of fulfilling a contract (amendments to CPC 25/IAS 37).

- Annual Improvements to IFRS Standards 2018-2020.

- Property, Plant and Equipment: proceeds before intended use (amendments to CPC 27/IAS 16).

- Reference to the Conceptual Framework (amendments to CPC 15/IFRS 3).

- Classification of Liabilities as Current or Non-Current (amendments to CPC 26/IAS 1).

- Definition of accounting estimates (amendment to CPC 23/IAS 8).

All amounts in thousands, except as otherwise stated

- Definition of material (amendments to CPC 26(R1)/IAS 1).

- Deferred taxes related to assets and liabilities arising from a single transaction (amendments to CPC 32/ IAS 12).

2.4 Main measures and impacts due to COVID-19

Braskem has been monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. In 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health and safety of people and the continuity of its operations. The main actions taken by the Company are:

(i) Determining that all team members and contractors from the group vulnerable to COVID-19 work remotely until the last phase of return;

(ii) Determining that all team members and contractors not directly related to the safe continuity of operations work remotely until the criteria for the start of flexible measures for a safe return are met;

(iii) Reducing the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;

(iv) Restricting visits by non-routine third parties and suppliers to Braskem's facilities;

(v) Creating agendas jointly with clients and local communities to verify if there are products in its portfolio to help combat the pandemic;

(vi) Creating, implementing and monitoring the indicators of the Plan for Safe Return to Braskem plants and offices.

During 2020, the Company adopted cash-preservation actions to ensure the financial stability and resilience of its business, which include:

- Drawing down a revolving credit facility in the amount of US$1 billion in April 2020, which comes due in 2023. At the end of July, the Company prepaid the facility in full, in an amount corresponding to R$5.5 billion;

- Issue of bonds in the international market by the subsidiary Braskem Holanda, in July 2020, in the amount of US$600 million (R$3.2 billion);

- Reduction of investments planned for 2020 from US$721 million (R$3.9 billion) to US$555 million (R$2.8 billion);

- Postponing the payment of social contribution charges in Brazil; and

- Optimizing working capital.

In the first and second quarters of 2021, the petrochemical plants in most locations of the Company operated at a capacity utilization rate above 70%. Isolated cases of lower capacity utilization rates were identified in Mexico due to the instability in ethane supply by PEMEX, but which was not directly related to the pandemic. The petrochemical plants in Brazil operated at a capacity utilization rate of 79%, up from the second quarter, mainly due to the normalization of operations after the scheduled maintenance shutdown of the petrochemical complex in ABC, São Paulo. The PP plants in the United States operated at a capacity utilization rate of 94%, down from the previous quarter, due to various small interruptions caused by reliability issues at the PP plants in the period. In Europe, the PP plants operated at a capacity utilization rate of 92%, down from the second quarter, due to small interruptions caused by reliability issues at the PP plants in the period. Lastly, the capacity utilization rate of the PE plants in Mexico was 68%, up on the previous quarter, reflecting the higher supply of ethane imports from the United States under the Fast Track solution, which offset the lower ethane supply by Pemex.

All amounts in thousands, except as otherwise stated

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG (cooking gas) to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

In accordance with the guidance of CVM, the Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the quarterly information given the significant changes in the risks to which the company is exposed (see more information in note 18.5). The review considered events after the reporting period that occurred up to the reporting date of this quarterly information, and no significant effects were identified that should be reflected in the consolidated and parent company quarterly information for the period ended September 30, 2021.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. With the recovery in demand for resins, the Company has no expectations of additional provisions for impairment testing of its assets in the near future arising from a scenario of demand constraints.

3 Cash and cash equivalents

The accounting policies of cash and cash equivalents as disclosed in the 2020 annual financial statements of the Company, in Note 5.

		Consolidated		Parent Company	
		Sep/2021	Dec/2020	Sep/2021	Dec/2020
Cash					
Domestic market		890,894	111,278	887,476	106,164
Foreign market	(i)	3,379,638	1,835,685		
Cash equivalents:					
Domestic market		2,442,521	8,271,312	2,417,228	8,271,312
Foreign market	(i)	5,312,835	3,644,577	423,328	35
Total		**12,025,888**	**13,862,852**	**3,728,032**	**8,377,511**

(i) On September 30, 2021, it includes cash of R$334,565 and cash equivalents of R$1,309,560 (cash of R$284,856 and cash equivalents of R$619,577 on December 31, 2020) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

All amounts in thousands, except as otherwise stated

4 Financial investments

The accounting policies of financial investments as disclosed in the 2020 annual financial statements of the Company, in Note 6.

		Consolidated		Parent Company	
		Sep/2021	Dec/2020	Sep/2021	Dec/2020
Amortized cost					
Time deposit investments		72,228	53,941	72,228	53,941
Fair value through profit or loss					
LFT's and LF's	(i)	1,574,299	2,163,042	1,574,299	2,163,042
Restricted funds investments	(ii)	1,184,410	1,338,289	1,168,096	1,322,725
Other		121,553	87,519	491	572
Total		**2,952,490**	**3,642,791**	**2,815,114**	**3,540,280**
Current assets		2,936,176	3,627,227	2,815,114	3,540,280
Non-current assets		16,314	15,564		
Total		**2,952,490**	**3,642,791**	**2,815,114**	**3,540,280**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian Federal Government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months and immediate liquidity in the secondary market.

(ii) Includes the following amounts: R$1,168,096 in restricted funds used in the program for relocation of residents in Alagoas (Note 24.1(i)); and R$16,314 of bank deposits with yields of approximately 100% of the Interbank Deposit Rate ("CDI"), Note 16(b).

All amounts in thousands, except as otherwise stated

5 Trade accounts receivable

The accounting policies of trade accounts receivable as disclosed in the 2020 annual financial statements of the Company, in Note 7.

The Company's average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized.

At September 30, 2021, the total amount of the trade accounts receivables negotiated was R$2.8 billion in the Parent Company and R$3.7 billion in Consolidated (R$1.6 billion in Parent Company and R$1.8 billion in Consolidated on December 31, 2020), with interest expense of R$30 million in the Parent Company and R$31.6 million in Consolidated, recorded under Financial Expenses.

		Consolidated		Parent Company	
	Note	Sep/2021	Dec/2020	Sep/2021	Dec/2020
Customers					
Domestic market					
Third parties		2,685,687	2,304,212	2,485,966	1,756,027
Related parties	7	24,397	20,863	97,425	30,552
		2,710,084	2,325,075	2,583,391	1,786,579
Foreign market					
Third parties		5,393,821	2,603,140	1,040,080	515,003
Related parties	7			1,766,939	578,625
		5,393,821	2,603,140	2,807,019	1,093,628
Allowance for doubtful accounts	(i)	(155,563)	(173,007)	(135,258)	(144,191)
Total		**7,948,342**	**4,755,208**	**5,255,152**	**2,736,016**
Current assets		7,932,505	4,731,979	5,243,897	2,717,369
Non-current assets		15,837	23,229	11,255	18,647
Total		**7,948,342**	**4,755,208**	**5,255,152**	**2,736,016**

(i) The following table shows the Company's expected credit losses for each stage:

			Consolidated		Parent Company	
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts
	Operation risk 1	Minimum risk	4,748,103		3,747,870	
Stage 1	Operation risk 2	Minimum risk	2,407,515		1,146,767	
(Performing)	Operation risk 3	0.83%	708,010	5,876	308,006	2,556
	Operation risk 4	1.53%	86,543	1,326	51,025	781
			7,950,171	**7,202**	**5,253,668**	**3,337**
Stage 2	1st Renegotiation less than or equal to 24 months	25%	468	117	468	117
(Significant Increase in Loss Risk)	Between 90 and 180 days	30%	7,175	2,153	6,386	1,916
			7,643	**2,270**	**6,854**	**2,033**
Stage 3	Operation risk 5	0%	10,687	10,687	8,449	8,449
(No payment performance	Above 180 days	100%	8,532	8,532	5,916	5,916
- Indicative of impairment)	Legal	100%	126,872	126,872	115,523	115,523
			146,091	**146,091**	**129,888**	**129,888**
Total			**8,103,905**	**155,563**	**5,390,410**	**135,258**

All amounts in thousands, except as otherwise stated

6 Inventories

The accounting policies of inventories as disclosed in the 2020 annual financial statements of the Company, in Note 8.

		Consolidated		Parent company
	Sep/2021	Dec/2020	Sep/2021	Dec/2020
Finished goods	8,069,029	3,693,870	5,147,988	2,336,833
Semi-finished goods	634,082	409,674	634,082	409,674
Raw materials, production inputs and packaging	2,683,877	2,163,527	2,220,436	1,740,313
Maintenance materials	721,137	766,316	336,917	347,914
Advances to suppliers	185,857	69,965	175,649	59,705
Imports in transit	2,105,043	1,298,334	2,105,040	1,297,984
Total	**14,399,025**	**8,401,686**	**10,620,112**	**6,192,423**
Current assets	14,365,943	8,383,650	10,620,112	6,191,167
Non-current assets	33,082	18,036		1,256
Total	**14,399,025**	**8,401,686**	**10,620,112**	**6,192,423**

All amounts in thousands, except as otherwise stated

7 Related parties

The information concerning related parties as disclosed in the 2020 annual financial statements of the Company, in Note 9.

(a) Consolidated

								Consolidated
	Balances at September 30, 2021				Balances at December 31, 2020			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		6,144	18,253	24,397		6,354	14,509	20,863
Inventories		133,134		133,134		35,998		35,998
Dividends and interest on capital			165	165			165	165
Total assets		**139,278**	**18,418**	**157,696**		**42,352**	**14,674**	**57,026**
Liabilities								
Current								
Trade payables	73,519	306,459	10,787	390,765	33,100	601,203	9,641	643,944
Other payables		69	246	315		478	119	597
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,456,265	3,456,265			3,222,493	3,222,493
Total liabilities	**73,519**	**306,528**	**3,467,298**	**3,847,345**	**33,100**	**601,681**	**3,232,253**	**3,867,034**

	Nine-month period ended September 30, 2021				Nine-month period ended September 30, 2020			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		113,647	432,651	546,298		155,672	233,074	388,746
Purchases of raw materials, finished goods services and utilities	(206,549)	(14,124,673)	(6,895)	(14,338,117)	(89,391)	(11,116,414)	(18,680)	(11,224,485)
Financial income (expenses), net	(119)	(11,843)	(948)	(12,910)	(359)	(2,313)	(340)	(3,012)
Other income (expenses)								
General and administrative expenses								
Post-employment benefits plan ("EPE")								
Private pension ("Vexty")			(56,545)	(56,545)			(37,427)	(37,427)

All amounts in thousands, except as otherwise stated

(b) Parent Company

Balances at September 30, 2021

	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										525,407	525,407
Financial investments										2,742,396	2,742,396
Trade accounts receivable		1,649,002		23,665	94,272	73,028		6,144	18,253		1,864,364
Inventories								133,134			133,134
Dividends and interest on capital									165		165
Other receivables - Related parties											
Other receivables		681		49	6						736
Non-current											
Other receivables - Related parties											
Loan agreements						1,448					1,448
Total assets		1,649,683		23,714	94,278	74,476		139,278	18,418	3,267,803	5,267,650
Liabilities											
Current											
Trade payables		9,459,970		742		23,788	73,519	306,459	10,787		9,875,265
Accounts payable to related parties											
Advance to export	31,940		483,134	6,567							521,641
Other payables		93,105									93,105
Other		184,837						69	246		185,152
Non-current											
Accounts payable to related parties											
Advance to export	3,530,951		28,210,937	451,470							32,193,358
Total liabilities	3,562,891	9,737,912	28,694,071	458,779		23,788	73,519	306,528	11,033		42,868,521

Nine-month period ended September 30, 2021

	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
Transactions	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Sales of products		4,184,267		134,983	371,613	154,179		113,647	432,651		5,391,340
Purchases of raw materials, finished products services and utilities		(16,724,930)		(5,216)		(142,165)	(206,514)	(14,124,673)	(6,895)		(31,210,393)
Financial income (expenses), net	(564,888)	(423,948)	(3,093,678)	(42,399)	3,686	3,522	(119)	(11,843)	(948)	125,949	(4,004,666)
Other income (expenses)											
General and administrative expenses - Vexty									(55,741)		(55,741)

All amounts in thousands, except as otherwise stated

										Balances at December 31, 2020	
	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										3,519,571	3,519,571
Financial investments										3,485,766	3,485,766
Trade accounts receivable		498,199		1,293	79,133	9,689		6,354	14,509		609,177
Inventories								35,998			35,998
Dividends and interest on capital						4,298			165		4,463
Other receivables - Related parties											
Other receivables		318		12,337	6	3,115					15,776
Non-current											
Other receivables - Related parties											
Loan agreements						1,384					1,384
Total assets		**498,517**		**13,630**	**79,139**	**18,486**		**42,352**	**14,674**	**7,005,337**	**7,672,135**
Liabilities											
Current											
Trade payables		8,041,885		613		18,099	33,095	601,203	9,641		8,704,536
Accounts payable to related parties											
Advance to export	168,275		911,066	14,403							1,093,744
Other payables		107,239									107,239
Other		19						478	119		616
Non-current											
Accounts payable to related parties											
Advance to export	7,312,593		27,025,693	431,326							34,769,612
Total liabilities	**7,480,868**	**8,149,143**	**27,936,759**	**446,342**		**18,099**	**33,095**	**601,681**	**9,760**		**44,675,747**

										Nine-month period ended September 30, 2020	
	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Transactions											
Sales of products		2,197,896		61,500	255,734	78,586		155,672	233,074		2,982,462
Purchases of raw materials, finished products services and utilities		(6,010,672)		(2,801)		(133,243)	(89,358)	(11,116,414)	(18,680)		(17,371,168)
Financial income (expenses), net	(1,349,415)	(2,392,536)	(10,281,741)	(154,560)	22,844	9,917	(359)	(2,313)	(340)	78,644	(14,069,859)
Other income (expenses)											
General and administrative expenses - Vexty									(36,695)		(36,695)

All amounts in thousands, except as otherwise stated

(c) New and/or renewed agreements with related parties

In the period ended September 30, 2021, the main transactions with related parties are as follows:

(i) In December 2020, the Company entered into a purchase agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, to be delivered, until December 31, 2025, to Braskem's industrial unit in São Paulo. This agreement is effective from December 23, 2020 to December 31, 2025. In the period, the transactions amounted to R$4,371,062.

(ii) In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal ("TEMADRE"), tank storage, product transportation via the pipeline "ORMADRE" that connects TEMADRE to the Landulfo Alves de Mararipe Refinery ("RLAM"), and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$203,314. In the period, the transactions amounted to R$28,342.

(iii) In March 2021, the Company executed an amendment to extend the agreement with Petrocoque to acquire steam by Polyethylene units. This amendment, summed to the total amount of the original agreement endorsed in September 2009, amounts to R$325.6 million and is valid until March 2024. In the period, these acquisitions totaled R$13,266 (R$26,510 on September 30, 2020).

(iv) In March 2021, the Company agreed with Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás") to acquire 200,000 m^3/day of natural gas, via local gas distribution pipeline. This agreement is effective from January 22, 2021 to December 31, 2021. The maximum amount of the agreement is R$130,928. In the period, the transactions amounted to R$101,578.

(d) Key management personnel compensation

		Consolidated
Statement of profit or loss transactions	**Sep/2021**	**Sep/2020**
Remuneration		
Short-term benefits	65,533	55,116
Post-employment benefit	1,352	768
Long term incentive plan	11,100	5,301
Total	**77,985**	**61,185**

All amounts in thousands, except as otherwise stated

8 Taxes recoverable

The information on taxes recoverable as disclosed in the 2020 annual financial statements of the Company, in Note 10.

		Consolidated		Parent Company	
		Sep/2021	Dec/2020	Sep/2021	Dec/2020
Parent Company and subsidiaries in Brazil					
IPI		895	1,435	895	1,435
Value-added tax on sales and services (ICMS) - normal operations		278,689	293,193	277,697	292,431
ICMS - credits from PP&E		210,166	163,847	209,997	163,678
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		199	199		
PIS and COFINS - credits from PP&E		415,902	353,928	415,902	353,928
REINTEGRA program		21,139	16,799	21,139	16,799
Federal tax credits	(a)	1,099,985	1,109,122	1,099,985	1,109,122
Other		64,331	40,234	61,351	24,772
Foreign subsidiaries					
Value-added tax ("IVA")		269,195	277,175		
Other		56,261	9,470		
Total		**2,416,762**	**2,265,402**	**2,086,966**	**1,962,165**
Current assets		1,241,308	1,192,665	1,188,473	1,148,263
Non-current assets		1,175,454	1,072,737	898,493	813,902
Total		**2,416,762**	**2,265,402**	**2,086,966**	**1,962,165**

(a) Federal tax credits

The main tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. The Company and its merged companies filed various lawsuits claiming recognition of the right to exclude ICMS from the calculation basis for PIS and COFINS and the consequent repetition of undue payment. The oldest period of the lawsuit dates back to 1991. The Company, assisted by specialized third-party consulting firm, proceeded with the measurement of these tax credits, basically considering the amount of ICMS stipulated on the sales invoices and other tax information on the ancillary obligations to ensure the consistency of the calculations, grounded in the legal opinion. During the nine-month period ended September 30, 2021, the final and unappealable decisions of proceedings originally filed by merged companies were certified. During 2021, the total of R$2,019,027 (R$438,045 in 2020) was recognized related to PIS and COFINS taxes overpaid, with R$1,031,099 recorded under "Other operating income (expenses)" (R$310,557 in 2020) and R$987,928 under Financial income (R$127,488 in 2020).

Of the total tax credit recorded by the Company related to this topic, since 2019, R$4,161,692 already has been offset. On September 30, 2021, the balance is R$927,156, of which R$925,422 was classified under current assets and R$1,734 under non-current assets. The balance on December 31, 2020 was R$1,002,605, registered under current.

All amounts in thousands, except as otherwise stated

9 Investments

The information related to investments as disclosed in the 2020 annual financial statements of the Company, in Note 11.

(a) Information on investments

	Interest in total and voting capital (%)	Adjusted net profit (loss) for the period		Adjusted equity	
	Direct and indirect	Sep/2021	Sep/2020	Sep/2021	Dec/2020
Subsidiaries					
BM Insurance	100.00	(2,760)	(3,243)	6,896	9,170
Braskem Alemanha	100.00	3,839,786	466,716	11,823,642	7,558,684
Braskem America	100.00	3,805,190	560,465	11,294,299	7,054,472
Braskem America Finance	100.00	(214,775)	1,232	(234,375)	(3,114)
Braskem Argentina	100.00	8,033	55,823	102,613	79,809
Braskem Chile	100.00	4,622	8,776	48,510	48,281
Braskem Energy	100.00	268		25,392	
Braskem Holanda	100.00	7,330,137	1,231,119	25,265,841	16,780,046
Braskem Holanda Finance	100.00	(2,955)	16,315	12,414	15,734
Braskem Holanda Inc	100.00	(1,463)	(1,181)	10,066	11,072
Braskem Finance	100.00	(182,495)	(236,959)	(753,101)	(570,606)
Braskem Idesa	75.00	98,565	(1,469,900)	(6,950,417)	(7,044,352)
Braskem Idesa Serviços	75.00	(3,419)	1,448	39,048	41,180
Braskem Inc.	100.00	(860)	99,800	15,222	16,081
Braskem Índia	100.00	972	(1)	2,658	1,520
Braskem México	100.00	9,186	54,785	349,475	335,253
Braskem México Sofom	100.00	4,851	2,618	63,441	55,917
Braskem México Serviços	100.00	(1)	(1)	49	49
Cetrel	63.70	39,047	34,691	297,341	266,852
DAC	63.70	26,470	27,073	82,506	126,529
Lantana	100.00	(66)	(433)	(1,462)	(1,396)
Jointly-controlled investment					
RPR	33.20	(12,209)	(62,784)	26,955	32,217
Associate					
Borealis	20.00	37,583	3,248	199,135	161,363

All amounts in thousands, except as otherwise stated

(b) Changes in investments: Parent Company

	Subsidiaries and jointly-controlled investment			
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total
Balance at December 31, 2020	**180,675**	**17,427,479**	**32,272**	**17,640,426**
Equity of investments				
Effect on profit or loss	15,545	7,565,705	7,554	7,588,804
Adjustment of profit in inventories		(86,208)		(86,208)
Equity valuation adjustments	2,306	103,639		105,945
Currency translation adjustments		1,084,902		1,084,902
Capital increase	25,000			25,000
Dividends and interest on equity	89			89
Balance at September 30, 2021	**223,615**	**26,095,517**	**39,826**	**26,358,958**

(c) Equity accounting results

		Parent company
	Sep/2021	Sep/2020
Equity in results of subsidiaries, associate and jointly-controlled	7,502,596	1,241,238
Provision for losses on subsidiaries	(182,558)	(237,376)
Dividends received / other	270	313
	7,320,308	**1,004,175**

(d) Impact on the consolidation of Braskem Idesa

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of PEMEX to the Office of the Attorney General of Mexico ("Allegations"), Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of an U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the Allegations ("Investigation").

The investigation is ongoing. At the moment, the Company cannot estimate the date of it, nor the outcome or impacts, if any, on the quarterly information. No issues that could impact or require additional disclosures to the quarterly information were identified so far. If the Investigation finds evidence to support any of the Allegations, such findings could affect the Company's business, reputation, financial condition, controls and operating results, as well as the liquidity and price of the securities issued by it.

The subsidiary Braskem Idesa holds a non-controlling interest with material effects on the Company's consolidated statements. Accordingly, the entity's financial information is presented below:

All amounts in thousands, except as otherwise stated

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Sep/2021	Dec/2020	Sep/2021	Dec/2020	Sep/2021	Dec/2020	Sep/2021	Dec/2020
Assets								
Curent								
Cash and cash equivalents	10,381,763	12,958,419	1,644,125	904,433			12,025,888	13,862,852
Financial investments	2,936,176	3,627,227					2,936,176	3,627,227
Trade accounts receivable	7,238,261	4,386,825	1,110,845	577,530	(416,601)	(232,376)	7,932,505	4,731,979
Inventories	13,702,333	7,876,485	663,610	507,165			14,365,943	8,383,650
Taxes recoverable	1,302,522	1,144,355	(61,214)	48,310			1,241,308	1,192,665
Income tax and social contribution	3,653,166	1,547,916					3,653,166	1,547,916
Derivatives	8,269	33,769					8,269	33,769
Other receivables	858,737	688,944	96,879	121,242			955,616	810,186
	40,081,227	**32,263,940**	**3,454,245**	**2,158,680**	**(416,601)**	**(232,376)**	**43,118,871**	**34,190,244**
Non-current								
Financial investments	16,314	15,564					16,314	15,564
Taxes recoverable	924,884	847,399	250,570	225,338			1,175,454	1,072,737
Income tax and social contribution	210,722	72,267					210,722	72,267
Deferred tax	5,766,771	6,658,276	1,692,068	1,871,696			7,458,839	8,529,972
Related parties	9,897,301	9,122,666			(ii) (9,897,301)	(9,122,666)		
Derivatives	1,069	34,091					1,069	34,091
Judicial deposits	178,839	196,911					178,839	196,911
Other receivables	336,133	251,398	33,662	17,347			369,795	268,745
Investments	49,962	43,153					49,962	43,153
Property, plant and equipment	23,030,786	22,295,803	14,175,212	14,436,012	(iii) (762,567)	(802,666)	36,443,431	35,929,149
Intangible	2,559,306	2,568,869	269,995	259,822			2,829,301	2,828,691
Right of use of assets	2,225,666	2,509,484	356,067	392,911			2,581,733	2,902,395
	45,197,753	**44,615,881**	**16,777,574**	**17,203,126**	**(10,659,868)**	**(9,925,332)**	**51,315,459**	**51,893,675**
Total assets	**85,278,980**	**76,879,821**	**20,231,819**	**19,361,806**	**(11,076,469)**	**(10,157,708)**	**94,434,330**	**86,083,919**
Liabilities and shareholders' equity								
Current								
Trade payables	10,333,313	9,753,762	521,360	424,929	(416,601)	(232,376)	10,438,072	9,946,315
Borrowings	902,823	1,318,931					902,823	1,318,931
Debentures	57,466	54,436					57,466	54,436
Braskem Idesa Borrowings			7,182,416	7,660,128			7,182,416	7,660,128
Payroll and related charges	957,233	776,134	43,400	38,432			1,000,633	814,566
Taxes payable	892,774	927,039	4,165	25,650			896,939	952,689
Income tax and social contribution	3,554,647	284,129					3,554,647	284,129
Lease	781,652	821,695	74,290	73,414			855,942	895,109
Provision - geological event in Alagoas	4,866,125	4,349,931					4,866,125	4,349,931
Other payables	2,344,554	1,947,569	263,878	163,371			2,608,432	2,110,940
	24,690,587	**20,233,626**	**8,089,509**	**8,385,924**	**(416,601)**	**(232,376)**	**32,363,495**	**28,387,174**
Non-current								
Loan agreements	32,887,895	40,413,192					32,887,895	40,413,192
Braskem Idesa Borrowings			4,572,424	4,399,110			4,572,424	4,399,110
Debentures	148,544	181,679					148,544	181,679
Accounts payable to related parties			9,776,423	9,140,064	(ii) (9,776,423)	(9,140,064)		
Loan to non-controlling shareholders of Braskem Idesa			(v) 3,456,265	3,222,493			3,456,265	3,222,493
Income tax and social contribution		576,174						576,174
Deferred income tax and social contribution	1,256,528	1,234,398					1,256,528	1,234,398
Provision for losses on subsidiaries	5,212,812	5,283,264			(iv) (5,212,812)	(5,283,264)		
Lease	1,744,207	1,962,235	329,608	350,542			2,073,815	2,312,777
Provision - geological event in Alagoas	2,274,890	4,825,846					2,274,890	4,825,846
Other payables	4,191,402	4,274,837	74,561	122,757			4,265,963	4,397,594
	47,716,278	**58,751,625**	**18,209,281**	**17,234,966**	**(14,989,235)**	**(14,423,328)**	**50,936,324**	**61,563,263**
Shareholders' equity								
Attributable to the Company's shareholders	12,764,167	(2,202,306)	(6,066,971)	(6,259,084)	6,066,971	6,259,084	12,764,167	(2,202,306)
Non-controlling interest in subsidiaries	107,948	96,876			(1,737,604)	(1,761,088)	(1,629,656)	(1,664,212)
	12,872,115	**(2,105,430)**	**(6,066,971)**	**(6,259,084)**	**4,329,367**	**4,497,996**	**11,134,511**	**(3,866,518)**
Total liabilities and shareholders' equity	**85,278,980**	**76,879,821**	**20,231,819**	**19,361,806**	**(11,076,469)**	**(10,157,708)**	**94,434,330**	**86,083,919**

(i) Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.

(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Sep/2021	Sep/2020	Sep/2021	Sep/2020	Sep/2021	Sep/2020	Sep/2021	Sep/2020
Net revenue	**74,175,570**	**37,873,981**	**4,592,797**	**2,862,827**	**(1,355,271)**	**(931,687)**	**77,413,096**	**39,805,121**
Cost of products sold	(51,116,617)	(32,310,789)	(2,347,775)	(2,199,191)	1,406,424	976,615	(52,057,968)	(33,533,365)
	23,058,953	**5,563,192**	**2,245,022**	**663,636**	**51,153**	**44,928**	**25,355,128**	**6,271,756**
Income (expenses)								
Selling and distribution	(1,315,721)	(1,182,775)	(160,088)	(186,844)			(1,475,809)	(1,369,619)
(Loss) reversals for impairment of trade accounts receivable	3,103	(14,088)	(178)	(948)			2,925	(15,036)
General and administrative	(1,587,842)	(1,219,505)	(163,402)	(114,561)	91	105	(1,751,153)	(1,333,961)
Research and development	(197,995)	(172,862)					(197,995)	(172,862)
Results from equity investments	72,826	(1,122,318)			(73,923)	1,102,425	(1,097)	(19,893)
Other income	1,302,287	553,598	2,553	263,276			1,304,840	816,874
Other expenses	(909,539)	(5,370,611)	(5,679)	(9,629)			(915,218)	(5,380,240)
	20,426,072	**(2,965,369)**	**1,918,228**	**614,930**	**(22,679)**	**1,147,458**	**22,321,621**	**(1,202,981)**
Financial results								
Financial expenses	(3,504,725)	(2,885,026)	(1,106,761)	(1,124,493)	341,697	326,960	(4,269,789)	(3,682,559)
Financial income	1,924,657	805,223	8,686	20,216	(341,697)	(326,960)	1,591,646	498,479
Exchange rate variations, net	(2,319,195)	(5,659,461)	(469,314)	(1,823,559)	(142,169)	157,440	(2,930,678)	(7,325,580)
	(3,899,263)	**(7,739,264)**	**(1,567,389)**	**(2,927,836)**	**(142,169)**	**157,440**	**(5,608,821)**	**(10,509,660)**
Profit (loss) before income tax and social contribution	**16,526,809**	**(10,704,633)**	**350,839**	**(2,312,906)**	**(164,848)**	**1,304,898**	**16,712,800**	**(11,712,641)**
IR and CSL - current and deferred	(3,058,028)	3,179,279	(161,351)	640,531			(3,219,379)	3,819,810
	(3,058,028)	**3,179,279**	**(161,351)**	**640,531**			**(3,219,379)**	**3,819,810**
Net profit (loss) for the year	**13,468,781**	**(7,525,354)**	**189,488**	**(1,672,375)**	**(164,848)**	**1,304,898**	**13,493,421**	**(7,892,831)**

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Sep/2021	Sep/2020	Sep/2021	Sep/2020	Sep/2021	Sep/2020	Sep/2021	Sep/2020
Profit (loss) before income tax and social contribution	16,526,809	(10,704,633)	350,839	(2,312,906)	(164,848)	1,304,898	16,712,800	(11,712,641)
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	2,278,358	2,213,362	585,644	833,260	(51,244)	(45,033)	2,812,758	3,001,589
Results from equity investments	(72,826)	1,122,318			73,923	(1,102,425)	1,097	19,893
Interest and monetary and exchange variations, net	2,672,994	9,400,088	1,477,338	2,533,066	142,169	(157,440)	4,292,501	11,775,714
Reversal of provisions	546,684	5,999					546,684	5,999
(Reversal) provision - geological event in Alagoas	(69,130)	5,143,395					(69,130)	5,143,395
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(1,031,099)	(199,826)					(1,031,099)	(199,826)
Loss (reversals) for impairment of trade accounts receivable	(2,043)	15,036	(882)				(2,925)	15,036
Provision for losses and write-offs of long-lived assets	(28,153)	(17,309)	36				(28,117)	(17,309)
	20,821,594	6,978,430	2,412,975	1,053,420			23,234,569	8,031,850
Changes in operating working capital								
Other financial assets		3,746,107						3,746,107
Financial investments	784,027	(1,776,868)					784,027	(1,776,868)
Trade accounts receivable	(2,737,155)	(853,155)	(532,800)	(238,389)	184,225	219,902	(3,085,730)	(871,642)
Inventories	(5,663,984)	363,186	(118,661)	(47,035)			(5,782,645)	316,151
Taxes recoverable	1,978,072	1,829,263	97,854	(68,163)			2,075,926	1,761,100
Prepaid expenses	110,343	(230,008)	80,136	374,497			190,479	144,489
Other receivables	(359,403)	(134,243)	(24,073)	(240,893)			(383,476)	(375,136)
Trade payables	57,231	(4,957,005)	103,195	137,252	(184,225)	(219,902)	(23,799)	(5,039,655)
Taxes payable	173,811	(182,436)	(52,192)	(442,444)			121,619	(624,880)
Advances from customers	99,097	320,416	(4,923)	(14,447)			94,174	305,969
Leniency agreement	(389,087)	(349,842)					(389,087)	(349,842)
Sundry provisions	(410,683)	(98,135)	125,253	4,644			(285,430)	(93,491)
Other payables	(1,206,724)	(908,185)	(47,902)	583,545			(1,254,626)	(324,640)
Cash generated from operations	13,257,139	3,747,525	2,038,862	1,101,987			15,296,001	4,849,512
Interest paid	(2,141,205)	(1,706,151)	(428,760)	(500,077)			(2,569,965)	(2,206,228)
Income tax and social contribution paid	(2,164,464)	(185,296)	(8,305)	(4,532)			(2,172,769)	(189,828)
Net cash generated by operating activities	8,951,470	1,856,078	1,601,797	597,378			10,553,267	2,453,456
Proceeds from the sale of fixed assets and intangible assets	39,719	13,438					39,719	13,438
Dividends received		3,074						3,074
Acquisitions to property, plant and equipment and intangible assets	(1,962,238)	(1,860,060)	(80,701)	(70,479)			(2,042,939)	(1,930,539)
Net cash used in investing activities	(1,922,519)	(1,843,548)	(80,701)	(70,479)			(2,003,220)	(1,914,027)
Short-term and long-term debt								
Acquired	21,474	15,214,497					21,474	15,214,497
Payments	(9,226,608)	(10,340,708)					(9,226,608)	(10,340,708)
Braskem Idesa borrowings								
Payments			(766,250)	(658,669)			(766,250)	(658,669)
Lease	(551,246)	(438,447)	(43,091)	(40,266)			(594,337)	(478,713)
Dividends paid	(2,034)	(2,379)					(2,034)	(2,379)
Other financial liabilities		(400,842)						(400,842)
Cash generated (used) in financing activities	(9,758,414)	4,032,121	(809,341)	(698,935)			(10,567,755)	3,333,186
Exchange variation on cash of foreign subsidiaries	152,807	1,421,019	27,937	226,864			180,744	1,647,883
Increase in cash and cash equivalents	(2,576,656)	5,465,670	739,692	54,828			(1,836,964)	5,520,498
Represented by								
Cash and cash equivalents at the beginning for the period	12,958,419	5,786,645	904,433	1,017,235			13,862,852	6,803,880
Cash and cash equivalents at the end for the period	10,381,763	11,252,315	1,644,125	1,072,063			12,025,888	12,324,378
Increase in cash and cash equivalents	(2,576,656)	5,465,670	739,692	54,828			(1,836,964)	5,520,498

All amounts in thousands, except as otherwise stated

10 Property, plant and equipment

The accounting policies of property, plant and equipment as disclosed in the 2020 annual financial statements of the Company, in Note 12.

						Consolidated
			Sep/2021			Dec/2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	690,718		690,718	683,031		683,031
Buildings and improvements	8,432,520	(3,328,693)	5,103,827	8,281,424	(3,159,185)	5,122,239
Machinery, equipment and installations	54,248,803	(30,067,338)	24,181,465	53,401,832	(28,268,867)	25,132,965
Projects and stoppage in progress	5,960,052		5,960,052	4,389,105		4,389,105
Other	2,058,924	(1,551,555)	507,369	2,038,666	(1,436,857)	601,809
Total	**71,391,017**	**(34,947,586)**	**36,443,431**	**68,794,058**	**(32,864,909)**	**35,929,149**

						Parent company
			Sep/2021			Dec/2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	355,056		355,056	356,758		356,758
Buildings and improvements	1,970,263	(1,277,719)	692,544	1,936,047	(1,234,081)	701,966
Machinery, equipment and installations	32,820,070	(23,407,372)	9,412,698	32,700,676	(22,516,200)	10,184,476
Projects and stoppage in progress	4,626,254		4,626,254	3,215,673		3,215,673
Other	1,415,533	(1,109,787)	305,746	1,367,034	(1,043,436)	323,598
Total	**41,187,176**	**(25,794,878)**	**15,392,298**	**39,576,188**	**(24,793,717)**	**14,782,471**

Capitalized charges in the nine-month period ended September 30, 2021 was R$139,296 in Consolidated and R$108,899 in Parent Company (for the period ended September 30, 2020 was R$217,145 in Consolidated and R$68,106 in the Parent Company).

At September 30, 2021, the acquisitions of property, plant and equipment with payment installments amount to R$206,306 in the Consolidated and R$194,503 in the Parent Company (at December 31, 2020, R$160,877 in the Consolidated and R$122,508 in the Parent Company).

Based on Management's assessment, there were no events indicating that the carrying amount exceeds its recoverable amount on September 30, 2021.

All amounts in thousands, except as otherwise stated

11 Intangible assets

The accounting policies of intangible assets as disclosed in the 2020 annual financial statements of the Company, in Note 13.

						Consolidated
			Sep/2021			Dec/2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	504,428	(223,752)	280,676	499,515	(214,455)	285,060
Software and use rights	1,082,087	(733,537)	348,550	1,010,201	(683,157)	327,044
Contracts with customers and suppliers	392,246	(251,045)	141,201	392,246	(234,533)	157,713
Total	**5,166,439**	**(2,337,138)**	**2,829,301**	**5,089,640**	**(2,260,949)**	**2,828,691**

						Parent company
			Sep/2021			Dec/2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	251,118	(182,026)	69,092	251,118	(178,247)	72,871
Software and use rights	778,058	(538,583)	239,475	737,271	(509,782)	227,489
Contracts with customers and suppliers	392,181	(251,046)	141,135	392,181	(234,534)	157,647
Total	**4,609,035**	**(2,100,459)**	**2,508,576**	**4,568,248**	**(2,051,367)**	**2,516,881**

12 Right-of-use assets and lease liability

The accounting policies of right-of-use assets and lease liability as disclosed in the 2020 annual financial statements of the Company, in Note 14.

(a) Right-of-use assets

						Consolidated
			Sep/2021			Dec/2020
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	373,497	(123,144)	250,353	343,042	(83,146)	259,896
Computer equipment and goods	22,553	(10,079)	12,474	23,492	(6,793)	16,699
Machinery and equipment	1,023,989	(412,993)	610,996	1,043,172	(293,444)	749,728
Ships	1,250,404	(589,382)	661,022	1,230,602	(395,754)	834,848
Rail cars	1,554,410	(548,594)	1,005,816	1,399,318	(391,982)	1,007,336
Vehicles	83,525	(42,453)	41,072	59,515	(25,627)	33,888
Total	**4,308,378**	**(1,726,645)**	**2,581,733**	**4,099,141**	**(1,196,746)**	**2,902,395**

						Parent company
			Sep/2021			Dec/2020
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	145,873	(65,653)	80,220	135,015	(41,135)	93,880
Computer equipment and goods	19,995	(8,914)	11,081	20,988	(5,886)	15,102
Machinery and equipment	1,000,728	(399,746)	600,982	1,022,007	(283,663)	738,344
Ships	849,256	(356,222)	493,034	982,816	(320,137)	662,679
Vehicles	71,677	(33,207)	38,470	48,845	(18,644)	30,201
Total	**2,087,529**	**(863,742)**	**1,223,787**	**2,209,671**	**(669,465)**	**1,540,206**

All amounts in thousands, except as otherwise stated

(b) Lease liability

		Sep/2021
	Consolidated	Parent Company
Balance at December 31, 2020	**3,207,886**	**1,782,380**
New contracts	305,647	42,835
Interests and monetary and exchange variations, net	131,792	75,524
Currancy translation adjustments	46,759	
Payments	(594,337)	(317,091)
Interest paid	(167,990)	(96,726)
Balance at September 30, 2021	**2,929,757**	**1,486,922**
Current liability	855,942	447,308
Non-current liability	2,073,815	1,039,614
Total	**2,929,757**	**1,486,922**

(c) Non-cash transactions

The net effect of additions/acquired and disposals of leasing that does not affect the cash flow in the period ended September 30, 2021 is R$305,647 in the Consolidated (R$425,659 in the period ended September 30, 2020) and R$42,835 in the Parent Company (R$175,200 in the period ended September 30, 2020).

All amounts in thousands, except as otherwise stated

13 Trade account payables

		Consolidated		Parent company	
	Note	Sep/2021	Dec/2020	Sep/2021	Dec/2020
Trade payables:					
Domestic market					
Third parties		1,299,833	1,077,679	1,292,730	1,061,812
Third parties (forfait)	(i)	377,756	239,512	377,756	239,512
Related parties	7	195,975	97,900	219,763	115,994
Related parties (forfait)	(i)	194,790	546,044	194,790	546,044
Foreign market	(ii)				
Third parties		8,453,758	8,023,032	285,023	399,666
Related parties	7			9,460,712	8,042,498
Present value adjustment - foreign market	(iii)	(24,380)	(30,619)	(22,342)	(37,223)
		10,497,732	**9,953,548**	**11,808,432**	**10,368,303**
Current liabilities		10,438,072	9,946,315	11,748,772	10,361,070
Non-current liabilities		59,660	7,233	59,660	7,233
Total		**10,497,732**	**9,953,548**	**11,808,432**	**10,368,303**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Considers R$4.3 billion (R$4.7 billion on December 31, 2020) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 days is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands, except as otherwise stated

14 Borrowings

The information on borrowings as disclosed in the 2020 annual financial statements of the Company, in Note 16.

(a) Borrowings

	Annual financial charges	Sep/2021	Consolidated Dec/2020
Foreign currency			
Bonds	Note 14 (c)	29,145,214	34,963,651
Export prepayment	(i) US dollar exchange variation + quartely Libor + 1.75		521,469
Investments	US dollar exchange variation + semiannual Libor + interest between 0.65 and 1.70	2,606,829	2,682,824
Other	US dollar exchange variation + semiannual Libor + interest between -1.00 and 1.65	2,164,008	2,755,200
Transactions costs		(605,539)	(688,814)
		33,310,512	40,234,330
Current liabilities		843,748	1,206,084
Non-current liabilities		32,466,764	39,028,246
Total		33,310,512	40,234,330
Local currency			
Export credit notes	(i) 100.00 of CDI + 0.70		402,739
Commercial notes	(i) 100.00 of CDI + 0.85		545,171
BNDES	4.00		1,538
BNDES	IPCA + 6.04	447,303	490,963
FINEP/FINISA	3.55	2,910	26,154
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + interest between 2.39 and 2.78	4,884	5,639
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	25,119	27,196
Transactions costs		(10)	(1,607)
		480,206	1,497,793
Current liabilities		59,075	112,847
Non-current liabilities		421,131	1,384,946
Total		480,206	1,497,793
Foreign currency and local currency			
Current liabilities		902,823	1,318,931
Non-current liabilities		32,887,895	40,413,192
Total		33,790,718	41,732,123

	Sep/2021	Parent company Dec/2020
Foreign currency		
Current liabilities	111,964	63,711
Non-current liabilities	2,376,532	2,841,306
	2,488,496	2,905,017
Local currency		
Current liabilities	56,283	110,018
Non-current liabilities	416,449	1,378,733
	472,732	1,488,751
Foreign currency and local currency		
Current liabilities	168,247	173,729
Non-current liabilities	2,792,981	4,220,039
Total	2,961,228	4,393,768

(i) Prepayment in June 2021.

All amounts in thousands, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated	
	Sep/2021	Dec/2020
2022	178,134	2,086,460
2023	1,169,758	1,824,477
2024	3,866,930	5,653,432
2025	630,531	1,121,748
2026	607,577	580,062
2027	539,416	514,819
2028	6,903,454	6,986,264
2029	225,927	217,418
2030	8,320,877	7,951,181
2031 and thereafter	10,445,291	13,477,331
Total	**32,887,895**	**40,413,192**

(c) Bonds

Issue date		Issue amount US$	Balance 2020 US$	Maturity	Interest (% per year)	Sep/2021	Dec/2020
Oct-2010 and feb-2012	(i)	700,000		no maturity date	7.38		2,598,350
Jul-2011 and jul-2012	(i)	750,000	572.878	Jul-2041	7.13	3,158,050	4,019,404
May-2012	(i)	500,000		May-2022	5.38		1,500,304
Feb-2014 and may-2014	(i)	750,000	596.623	Feb-2024	6.45	3,278,994	4,000,875
Oct-2017	(i)	500,000	104.705	Jan-2023	3.50	573,962	1,034,179
Oct-2017		1,250,000	1,174.796	Jan-2028	4.50	6,454,087	6,633,913
Nov-2019		1,500,000	1,500.000	Jan-2030	4.50	8,220,293	7,941,207
Nov-2019		750,000	750.000	Jan-2050	5.88	4,119,496	3,992,933
Jul-2020	(ii)	600,000	600.000	Jan-2081	8.50	3,340,332	3,242,486
Total		**7,300,000**	**5,299,002**			**29,145,214**	**34,963,651**

(i) Prepayments were made in 2021 in the total amount of US$1.3 billion.

(ii) According to the specific methodology applied by some rating agencies, the liability is classified as a hybrid capital instrument. Therefore, 50% of the amount raised is not included in the calculation of leverage ratios under this methodology.

(d) Other

Issue date	Initial amount of the transaction (US$)	Balance 2021 US$	Maturity	Charges (% per year)	Consolidated Sep/2021	Consolidated Dec/2020
Nov-2018	295,125	221,344	Nov-2028	Us dollar exchange variation + semianual Libor + 0.90	1,208,549	1,228,285
Dec-2019	150,000	127,500	Dec-2029	Us dollar exchange variation + semianual Libor + 0.90	695,799	702,027
Apr-2019	72,345	52,793	Apr-2026	Us dollar exchange variation + semianual Libor + 1.00	259,660	300,434
Jan-2020	100,000	100,000	Jan-2025	Us dollar exchange variation + semianual Libor + 1.65		524,454
Total	**617,470**	**501,637**			**2,164,008**	**2,755,200**

(i) Prepayment in July 2021.

All amounts in thousands, except as otherwise stated

(e) Guarantees

Braskem has given collaterals for part of its borrowings as follows:

Loans	Maturity	Total debt 2021	Total guaranteed	Guarantees
FINEP	Jul-2024	310	310	Bank surety
FINISA	Dec-2023	2,600	2,600	Bank surety
BNB-FNE	Jun-2027	4,884	4,884	Bank surety and pledge of reserve liquidity fund.
Total		**7,794**	**7,794**	

15 Braskem Idesa Financing

The information on Braskem Idesa borrowings as disclosed in the 2020 annual financial statements of the Company, in Note 17.

Identification	Principal amount US$	Balance 2021 US$	Maturity	Charges (% per year)		Consolidated Sep/2021	Dec/2020
Project finance							
Project finance I	700,000	409,297	Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	(i)	2,208,414	2,444,515
Project finance II	210,000	116,960	Feb-2027	Us dollar exchange variation + 6.17		633,162	690,311
Project finance III	600,000	371,410	Feb-2029	Us dollar exchange variation + 4.33	(ii)	2,006,376	2,145,326
Project finance IV	660,000	421,211	Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	(iii)	2,274,470	2,419,920
Total under current liabilities	**2,170,000**	**1,318,878**				**7,122,422**	**7,700,072**
Bond	**900,000**	**900,000**	nov-2029	Us dollar exchange variation + 7.45		**4,970,767**	**4,729,587**
Transactions costs						(338,349)	(370,421)
Total						**11,754,840**	**12,059,238**
Current liabilities						7,182,416	7,660,128
Non-current liabilities						4,572,424	4,399,110
Total						**11,754,840**	**12,059,238**

(i) Partial prepayment of US$10,630.

(ii) Partial prepayment of US$9,111.

(iii) Partial prepayment of US$13,212.

In line with the Company's Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the Braskem Idesa itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind.

At September 30, 2021, certain non-monetary obligation established in the contracts remained unfulfilled. As a result, the entire balance of non-current liabilities, in the amount of R$6,065,247, was reclassified to current liabilities.

The following amortization schedule presents the long-term maturities, considering the contractual obligations mentioned above, as well as the original maturities.

All amounts in thousands, except as otherwise stated

	With breach of contratual obligations		Original Long-Term Maturities	
	Sep/2021	Dec/2020	Sep/2021	Dec/2020
2022			281,793	907,343
2023			1,195,389	1,157,584
2024			1,309,931	1,268,619
2025			1,182,709	1,145,377
2026			995,926	964,410
2027			443,126	428,750
2028			346,115	334,753
2029	4,572,424	4,399,110	4,882,682	4,730,920
Total	**4,572,424**	**4,399,110**	**10,637,671**	**10,937,756**

As mentioned in Note 34(a), in October 2021, Braskem Idesa prepaid the Project Finance using proceeds from the issue of new debt.

16 Debentures

The information related to debentures as disclosed in the 2020 annual financial statements of the Company, in Note 18.

						Consolidated
Issue date	Issuer	Series	Maturity	Annual financial charges (%)	Sep/2021	Dec/2020
Mar-2013	DAC	Single	Mar-2025	IPCA + 6%	156,098	177,009
Sep-2013	Cetrel	Single	Sep-2025	126.5% of CDI	49,912	59,106
					206,010	**236,115**
Current liabilities					57,466	54,436
Non-current liabilities					148,544	181,679
Total					**206,010**	**236,115**

(a) Payment schedule

The maturity profile of the long-term debentures is as follows:

		Consolidated
	Sep/2021	Dec/2020
2022	13,877	53,406
2023	55,641	53,417
2024	55,691	53,443
2025	23,335	21,413
Total	**148,544**	**181,679**

(b) Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

All amounts in thousands, except as otherwise stated

17 Reconciliation of borrowing activities in the statement of cash flow

							Consolidated
							Current and non-current
	Borrowings, debentures and Braskem Idesa financing						
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Loan to non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balance at December 31, 2020	**41,732,123**	**236,115**	**41,968,238**	**12,059,238**	**3,222,493**	**3,207,886**	**5,456**
Acquired	21,474		21,474				
Payments	(9,197,150)	(29,458)	(9,226,608)	(766,250)		(594,337)	(2,034)
Cash used in financing activities	**(9,175,676)**	**(29,458)**	**(9,205,134)**	**(766,250)**		**(594,337)**	**(2,034)**
Other changes							
Interest paid	(1,965,840)	(21,121)	(1,986,961)	(415,015)		(167,990)	
Interest and monetary and exchange variations, net	2,017,089	20,474	2,037,563	695,203	163,138	131,792	
VAT on loan					25,258		
New contracts						305,647	
Currency translation adjustments	1,183,022		1,183,022	181,664	45,376	46,759	
Prescribed dividends							(1,653)
	1,234,271	**(647)**	**1,233,624**	**461,852**	**233,772**	**316,208**	**(1,653)**
Balance at September 30, 2021	**33,790,718**	**206,010**	**33,996,728**	**11,754,840**	**3,456,265**	**2,929,757**	**1,769**

All amounts in thousands, except as otherwise stated

18 Financial instruments

The accounting policies of financial instruments as disclosed in the 2020 financial statements of the Company, in Note 20.

18.1 Non-derivative financial instruments and other liabilities: Consolidated

	Note	Classification by category	Fair value hierarchy	Book value Sep/2021	Book value Dec/2020	Fair value Sep/2021	Fair value Dec/2020
Cash and cash equivalents	3						
Cash and banks		Amortized cost		4,270,532	1,946,963	4,270,532	1,946,963
Financial investments in Brazil		Fair value through profit or loss	Level 2	2,442,521	8,271,312	2,442,521	8,271,312
Financial investments abroad		Fair value through profit or loss	Level 2	5,312,835	3,644,577	5,312,835	3,644,577
				12,025,888	**13,862,852**	**12,025,888**	**13,862,852**
Financial investments	4						
LFT's and LF's		Fair value through profit or loss	Level 2	1,574,299	2,163,042	1,574,299	2,163,042
Time deposit investments		Amortized cost		72,228	53,941	72,228	53,941
Other		Fair value through profit or loss	Level 2	1,305,963	1,425,808	1,305,963	1,425,808
				2,952,490	**3,642,791**	**2,952,490**	**3,642,791**
Trade accounts receivable	5	Amortized cost		**7,889,383**	**4,677,092**	**7,889,383**	**4,677,092**
Trade accounts receivable	5	Fair value through other comprehensive income	Level 2	**58,959**	**78,116**	**58,959**	**78,116**
Trade payables	13	Amortized cost		**10,497,732**	**9,953,548**	**10,497,732**	**9,953,548**
Borrowings	14	Amortized cost					
Foreign currency - Bond			Level 1	29,145,214	34,963,651	32,410,958	37,155,060
Foreign currency - other borrowings			Level 2	4,770,837	5,959,493	5,093,376	6,371,070
Local currency			Level 2	480,216	1,499,400	1,774,825	2,591,920
				34,396,267	**42,422,544**	**39,279,159**	**46,118,050**
Braskem Idesa borrowings	15	Amortized cost					
Project Finance			Level 2	7,122,422	7,700,072	10,230,163	11,486,114
Bond			Level 1	4,970,767	4,729,587	5,259,566	4,411,259
				12,093,189	**12,429,659**	**15,489,729**	**15,897,373**
Debentures	16	Amortized cost	Level 2	**206,010**	**236,115**	**210,997**	**248,778**
Loan ton non-controlling shareholder of Braskem Idesa	7(a)	Amortized cost		**3,456,265**	**3,222,493**	**3,456,265**	**3,222,493**
Leniency agreement	23	Amortized cost		**1,103,548**	**1,474,350**	**1,103,548**	**1,474,350**

All amounts in thousands, except as otherwise stated

18.2 Derivative financial instruments

Identification	Operation characteristics: Principal exposure	Derivatives	Accumulated OCI (equity): Extrinsic value	Intrinsic value	Fair value	Net (Asset)/ Liability Dec/2020	Change in fair value	Financial settlement	Net (Asset)/ Liability Sep/2021
Non-hedge accounting transactions									
Exchange swap	Argentine peso	Dollar				(3)	48	(43)	2
NCE swap	Real	Dollar				145,144	48,726	(193,870)	
Swap C3/PGP	Propane	Propene				63,901	198,599	(178,638)	83,862
Swap Nafta/Gasolina	Gasoline	Naphtha				7,046	23,114	(30,212)	(52)
						216,088	270,487	(402,763)	83,812
Hedge accounting transactions									
Dollar call and put options	Real	Dollar	(72,398)	(43,028)	(115,427)	144,801	130,980	(160,354)	115,427
Interest rate swaps	Libor	Fixed rates			(165,616)	155,775	(12,569)	(43,448)	99,758
Dollar swap CDI	Real	Dollar+Fixed rates			(485,944)	566,640	70,991	(151,687)	485,944
			(72,398)	(43,028)	(766,987)	867,216	189,402	(355,489)	701,129
Derivatives									
Assets									
Current assets						33,769			8,269
Non-current assets						34,091			1,069
						67,860			9,338
Liabilities									
Current liabilities						592,251			386,986
Non-current liabilities						558,913			407,293
						1,151,164			794,279
						1,083,304			784,941

(a) Hedge accounting transactions

(a.i) Dollar call and put option

On September 30, 2021, Braskem held a total notional amount of put options of US$1.95 billion, with an average strike price of 4.68 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.36 billion, with an average strike price of 6.71 R$/US$. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in other comprehensive income.

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian Real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line "Other comprehensive income" and will be recognized in the financial result only upon the maturity of each installment. The future elements of forward exchange contracts are excluded from designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in the hedge cost reserve.

All amounts in thousands, except as otherwise stated

(a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to LIBOR

Braskem Idesa contracted swap operations with the purpose of offsetting part of the LIBOR variation arising from the financings mentioned in Note 15. This hedge operation shares the same guarantees with the Project Finance.

	Nominal value	Hedge			Fair value, net
Identification	US$	(interest rate per year)	Maturity	Sep/2021	Dec/2020
Swap Libor I and VI	526,368	1.9825%	Aug-2025	99,758	155,775
Total	**526,368**			**99,758**	**155,775**
Derivatives					
Current liabilities				49,103	53,838
Non-Current liabilities				50,655	101,937
Total				**99,758**	**155,775**

As described in Note 34(a), the Company will prepay the Project Finance (Note 15) and consequently settle the LIBOR swap linked to it. The impact is estimated at R$99,758, in accordance with the mark-to-market adjustment on September 30, 2021.

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in U.S. dollars

At September 30, 2021, the exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2023	-
2024	688,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,138,854

The following table shows the changes in financial instruments designated for this hedge in the period:

					US$
	Dec/2020	Hedge discontinued	Realizated discontinued hedge	Designations	Sep/2021
Designated balance	5,274,854	716,000	180,000	400,000	5,138,854

All amounts in thousands, except as otherwise stated

At September 30, 2021, the maturities of financial liabilities designated, within the scope of the consolidated statement of financial position, were as follows:

	Total nominal value US$
2023	-
2024	688,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,138,854

The following table provides the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated, for this hedge in the nine-month period ended September 30, 2021:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	150,000	2.0017	5.3747	505,945
Second quarter	186,000	2.0017	5.4739	645,837
Third quarter	180,000	2.0017	3.9786	355,842
	516,000			**1,507,624**

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2020	**(13,095,288)**	**4,452,397**	**(8,642,891)**
Exchange variation recorded in the period on OCI / IR and CSL	(1,160,181)	394,462	(765,719)
Exchange variation transferred to profit or loss / IR and CSL	1,507,624	(512,592)	995,032
At September 30, 2021	**(12,747,845)**	**4,334,267**	**(8,413,578)**

All amounts in thousands, except as otherwise stated

(a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

At September 30, 2021, designated and unrealized sales were as follows:

	Nominal value US$
2021	56,381
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,218,878

As a result of the prepayment of the Project Finance (Note 34(a)), all cash flows designated and not yet realized will be discontinued. The balance under "Other Comprehensive Income" will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales.

The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
	Dec/2020	Discontinued hedge	Realizated discontinued hedge	Sep/2021
Designated balance	2,371,443	(222,797)	70,232	2,218,878

At September 30, 2021, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2021	56,381
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,218,878

All amounts in thousands, except as otherwise stated

The following table provides the amounts of hedge accounting discontinued in the nine-month period ended September 30, 2021 (US$682,637), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to "profit and loss" according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May 16, 2016	10,070	13.4541	17.9915	45,692	12,090
Hedge discontinued in December 2, 2019	645,940	13.6664	19.6113	3,840,030	1,016,072
Hedge discontinued in December 10, 2019	25,894	13.4541	19.3247	152,013	40,223
Hedge discontinued in February 18,2020	733	13.4541	18.5712	3,751	993
	682,637			**4,041,486**	**1,069,378**

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the nine-month period ended September 30, 2021:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	69,855	13.6534	19.9798	441,931	117,985
Second quarter	75,848	13.6515	20.5309	521,789	125,812
Third quarter	77,094	13.6518	19.8298	476,287	124,636
	222,797			**1,440,007**	**368,433**

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" are as follows:

	Exchange variation	IR	Net effect
At December 31, 2020	**(2,534,135)**	**760,979**	**(1,773,156)**
Exchange variation recorded in the period on OCI / IR	(307,586)	92,276	(215,310)
Exchange variation transferred to profit or loss / IR	368,433	(110,530)	257,903
At September 30, 2021	**(2,473,288)**	**742,725**	**(1,730,563)**

All amounts in thousands, except as otherwise stated

18.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

Considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

			(%)
		Sep/2021	Dec/2020
Minimal Risk		67.84	67.52
Low Risk		23.79	20.08
Medium Risk		6.95	10.43
High Risk		0.98	1.10
Very High Risk	(i)	0.45	0.86

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

		Last 12 months
	Domestic market	Export market
September 30, 2021	0.01%	0.11%
December 31, 2020	0.05%	0.14%
September 30, 2020	0.06%	0.12%

This calculation considers the accounts receivable figure overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

For the export market, around 80% of the portfolio is guaranteed mainly by credit insurance. For the domestic market, around 42% of the portfolio is guaranteed mainly by sureties pledged by the partners of counterparties, followed by credit insurance.

All amounts in thousands, except as otherwise stated

(b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		Sep/2021	Dec/2020
Financial assets with risk assessment			
AAA		9,618,753	13,639,273
AA+		253,077	412,612
AA		848,006	735,755
AA-		93,394	199,405
A+		2,317,500	1,336,334
A		72,661	53,941
A-		283,829	91,487
BBB+		33,243	982,225
BBB		1,410,894	49
BBB-		953	
BB		1,151	
		14,933,461	17,451,081
Financial assets without risk assessment			
Other financial assets with no risk assessment	(i)	44,917	54,562
		44,917	54,562
Total		**14,978,378**	**17,505,643**

(i) Investments approved by the Management, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On September 30, 2021, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- LIBOR floating interest rate;
- IPCA inflation rate;
- Selic interest rate; and
- CDI interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on the mark-to-market adjustment that could result in one month as from September 30, 2021, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$33,912 for put options and call options (Note 18.2.1(a.i)), US$1.822 for the swap of LIBOR related to Braskem Idesa project (Note 18.2.1(a.iii)) and US$23.450 for Dollar swap (Note 18.2.1(a.ii)).

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil (BACEN) was used to develop the probable scenario for the U.S. dollar/Brazilian Real exchange rate, the Selic interest rate and the CDI interest rate as at September 30, 2021.

According to the Market Readout, at the end of 2021, the U.S. dollar will remain at approximately R$5.20, while the Selic rate should remain at 8.25% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the LIBOR rate, Braskem used the forecast of the Federal Reserve for the Federal Funds Rate at the end of the year, published in September 2021, in comparison with the actual Federal Funds Rate on September 30, 2021. The forecasts point to the current level of the Federal Funds Rate remaining unchanged, which means that the variation in the probable scenario for LIBOR in the sensitivity analysis is null for all financial instruments indexed to LIBOR.

For each variable analyzed in the sensitivity analysis, the Company estimated annualized variations corresponding to 1 to 3 standard deviations of the monthly averages of the last five years, which are equivalent to approximately 15.866% and 0.135% of probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date September 30, 2021. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected daily. Therefore, during the period for reporting this quarterly information the current value and the probable scenario of these parameters may have changed. However, Braskem's gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

All amounts in thousands, except as otherwise stated

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (13%)	Possible (40%)
Brazilian real/U.S. dollar exchange rate			
Bonds	1,501,520	(4,595,135)	(13,785,406)
Braskem Idesa borrowings	313,474	(959,330)	(2,877,991)
Export prepayments	1,975	(6,045)	(18,134)
Investments	107,625	(329,367)	(988,101)
SACE	83,815	(256,500)	(769,499)
Dollar call and put options (i)	94,480	(325,305)	(1,613,885)
Dollar swap x CDI	68,924	(206,885)	(623,654)
MONFORTE	11,428	(34,974)	(104,922)
Nexi	5,132	(15,706)	(47,119)
Other			
Financial investments abroad	(354)	1,082	3,246

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (39%)	Possible (116%)
Libor floating interest rate			
Export prepayments		(1,069)	(3,208)
Swap		17,165	50,974
Braskem Idesa borrowings		(140,270)	(420,809)
Nexi		(6,091)	(18,272)
SACE		(74,432)	(223,297)
MONFORTE		(4,423)	(13,268)
Investments		(89,067)	(267,200)
Other			

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (26%)	Possible (77%)
CDI interest rate			
Debentures	(3,984)	(3,192)	(10,035)
Financial investments in local currency	104	84	251

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (15%)	Possible (44%)
IPCA interest rate			
Debêntures	10,262	(8,942)	(27,734)
BNDES	103,256	(98,057)	(329,784)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	351	(309)	(966)

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (26%)	Possible (77%)
Selic interest rate			
Leniency agreement	(14,770)	(11,909)	(35,588)

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands, except as otherwise stated

19 Taxes payable

The information related to taxes payable as disclosed in the 2020 annual financial statements of the Company, in Note 21.

		Consolidated		Parent company
	Sep/2021	Dec/2020	Sep/2021	Dec/2020
Brazil				
IPI	157,143	125,338	157,143	125,338
ICMS	490,513	403,422	488,940	400,517
PIS and COFINS	45,337	284,944	42,520	282,464
Other	52,747	43,560	51,015	41,982
Other countries				
Value-added tax	19,103	16,027		
Other	132,096	80,768		
Total	**896,939**	**954,059**	**739,618**	**850,301**
Current liabilities	896,939	952,689	739,618	848,931
Non-current liabilities		1,370		1,370
Total	**896,939**	**954,059**	**739,618**	**850,301**

All amounts in thousands, except as otherwise stated

20 Income tax ("IR") and social contribution ("CSL")

(a) Amounts recognized in profit and loss

	Consolidated		Parent company	
	Sep/2021	Sep/2020	Sep/2021	Sep/2020
Profit (loss) before IR and CSL	**16,712,800**	**(11,712,641)**	**15,189,176**	**(11,127,334)**
IR and CSL at the rate of 34%	(5,682,352)	3,982,298	(5,164,320)	3,783,294
Permanent adjustments to the IR and CSL calculation basis				
IR and CSL on equity in results of investees	(373)	6,764	2,488,722	341,420
Thin capitalization	(205,356)	(518,410)	(205,356)	(518,410)
Effect of the refund of Braskem America's tax benefit	541,227		541,227	
Difference of rate applicable to each country	1,717,032	608,585		
Non-incidence of IRPJ/CSL on SELIC update of tax indebits	473,264		473,264	
Other permanent adjustments	(62,821)	(259,427)	131,891	(16,920)
Effect of IR and CSL on results of operations	**(3,219,379)**	**3,819,810**	**(1,734,572)**	**3,589,384**
Breakdown of IR and CSL:				
Current IR and CSL expense				
Current year	(2,343,571)	(295,236)	(994,043)	(801)
	(2,343,571)	**(295,236)**	**(994,043)**	**(801)**
Deferred IR and CSL expense				
Origination and reversal of temporary differences	(770,569)	1,534,900	(740,529)	2,929,505
Tax losses (IR) and negative base (CSL)	(105,239)	2,580,146		660,680
	(875,808)	**4,115,046**	**(740,529)**	**3,590,185**
Total	**(3,219,379)**	**3,819,810**	**(1,734,572)**	**3,589,384**
Effective rate	**19.3%**	**32.6%**	**11.4%**	**32.3%**

(b) Deferred income tax and social contribution

	Consolidated		Parent company	
Asset	**Sep/2021**	**Dec/2020**	**Sep/2021**	**Dec/2020**
Tax losses (IR) and negative base (CSL)	3,169,959	3,278,184	58,421	58,421
Goodwill amortized	2,550	6,520	2,550	2,823
Exchange variations	3,998,264	3,817,615	3,998,264	3,817,615
Temporary adjustments	4,508,723	4,996,337	4,018,538	4,582,628
Business combination	34,216	56,211	34,216	56,211
Tax credits		77,032		77,033
Other	31,973	45,366	31,973	31,972
	11,745,685	**12,277,265**	**8,143,962**	**8,626,703**
Liability				
Amortization of goodwill based on future profitability	722,352	722,222	715,568	715,568
Tax depreciation	4,018,573	3,737,169	1,104,609	1,010,376
PIS/COFINS credit - exclusion of ICMS from the calculation basis	331,479		331,479	
Temporary adjustments	132,018	158,232		
Business combination	957	1,302	957	1,302
Present value adjustment and amortized cost	90,097	58,765	90,097	58,765
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	244,038	300,475	244,038	300,475
Other	3,860	3,526	3,860	3,516
	5,543,374	**4,981,691**	**2,490,608**	**2,090,002**

All amounts in thousands, except as otherwise stated

(c) Offset for the purpose of presentation in the consolidated statement of financial position

	Headquarters (Country)	Tax calculation	Offsetting	Balance
				Sep/2021
Assets				
Braskem S.A.	Brazil	8,143,962	(2,490,608)	5,653,354
Braskem Argentina	Argentina	2,313		2,313
Braskem America	USA	370,996	(370,996)	
Braskem Alemanha	Germany	51,465		51,465
Braskem Chile	Chile	319		319
Braskem Idesa	Mexico	3,109,438	(1,418,458)	1,690,980
Braskem Idesa Serviços	Mexico	1,087		1,087
Braskem México Serviços	Mexico	1,871		1,871
Cetrel	Brazil	24,249	(5,030)	19,219
DAC	Brazil	39,985	(1,754)	38,231
		11,745,685	**(4,286,846)**	**7,458,839**
Liabilities				
Braskem S.A	Brazil	2,490,608	(2,490,608)	
Braskem America	USA	1,627,524	(370,996)	1,256,528
Braskem Idesa	Mexico	1,418,458	(1,418,458)	
Cetrel	Brazil	5,030	(5,030)	
DAC	Brazil	1,754	(1,754)	
		5,543,374	**(4,286,846)**	**1,256,528**

	Headquarters (Country)	Tax calculation	Offsetting	Balance
				Dec/2020
Assets				
Braskem S.A.	Brazil	8,626,703	(2,090,002)	6,536,701
Braskem Argentina	Argentina	2,850		2,850
Braskem America	USA	293,942	(293,942)	
Braskem Alemanha	Germany	47,277		47,277
Braskem Chile	Chile	287		287
Braskem Idesa	Mexico	3,213,624	(1,356,693)	1,856,931
Braskem Idesa Serviços	Mexico	14,765		14,765
Braskem México Serviços	Mexico	8,503		8,503
Cetrel	Brazil	23,645	(5,269)	18,376
DAC	Brazil	45,669	(1,387)	44,282
		12,277,265	**(3,747,293)**	**8,529,972**
Liabilities				
Braskem S.A	Brazil	2,090,002	(2,090,002)	
Braskem America	USA	1,528,340	(293,942)	1,234,398
Braskem Idesa	Mexico	1,356,693	(1,356,693)	
Cetrel	Brazil	5,269	(5,269)	
DAC	Brazil	1,387	(1,387)	
		4,981,691	**(3,747,293)**	**1,234,398**

All amounts in thousands, except as otherwise stated

(d) Realization of deferred tax assets

In the period ended September 30, 2021, the Company did not identify any events or circumstances that would indicate that the book value of such deferred taxes exceeds their recoverable amount.

(e) Exemption of IRPJ/CSL on inflation adjustment by Selic of undue tax payments

In July 2010, the Company and its merged companies filed lawsuits claiming exception from the levying IRPJ and CSL on amounts they received as interest on late payment, since they do not represent any wealth creation. The claims cover the periods as from calendar year 2005.

In view of the decision of the Federal Supreme Court (STF), on September 24, 2021, entered via RE no. 1.063.187 (affected by the General Repercussion process), stating that "it is unconstitutional to levy IRPJ and CSLL on amounts linked to the Selic rate received as a result of the repetition of undue tax payments," the action filed by the Company was forwarded to a review hearing and is awaiting inclusion in the trial docket.

Considering that the object of the lawsuit filed by the Company is broader than the object of the leading case, the ruling will be rendered exclusively for the interest arising from the repetition of undue tax payments.

The Company registered R$473 million in the third quarter of 2021. The credit registered in the profit and loss increased the balance of taxes recoverable by R$137 million and reduced by R$31 million and R$305 million the balances of current taxes payable and deferred tax liabilities, respectively.

21 Sundry provisions

The information on sundry provisions as disclosed in the 2020 annual financial statements of the Company, in Note 23.

	Note		Consolidated		Parent company
		Sep/2021	Dec/2020	Sep/2021	Dec/2020
Provision for environmental damages	(a)	1,037,057	602,490	1,033,710	595,855
Provision for customers rebates	(b)	86,859	123,465	25,729	47,395
Other		182,028	148,253	138,920	112,768
Total		**1,305,944**	**874,208**	**1,198,359**	**756,018**
Current liabilities		457,109	362,407	392,632	279,702
Non-current liabilities		848,835	511,801	805,727	476,316
Total		**1,305,944**	**874,208**	**1,198,359**	**756,018**

(a) Provision for recovery of environmental damages

The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred during several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters. The Company has identified areas where remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies. The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

All amounts in thousands, except as otherwise stated

(b) Rebates

Some sales agreements of the Company provide for a rebate, in products, should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved.

22 Provisions for legal proceedings

The description of the main contingent liabilities of the Company was presented in the 2020 annual financial statements, in Note 24.1.

22.1 Claims with probable chance of loss and contingent liabilities arising from business combinations

	Consolidated		Parent company	
	Sep/2021	Dec/2020	Sep/2021	Dec/2020
Labor claims	258,128	280,066	251,172	272,989
Tax claims				
Normal operations				
IR and CSL	49,570	57,662	49,570	57,662
PIS and COFINS	228,331	226,742	228,331	226,742
ICMS	16,039	14,104	16,039	14,104
Other tax claims	22,380	19,759	18,744	16,123
	316,320	**318,267**	**312,684**	**314,631**
Business Combination				
IR and CSL	3,756	3,680	3,756	3,680
PIS and COFINS	66,389	65,041	66,389	65,041
ICMS - interstate purchases	312,136	305,747	312,136	305,747
	382,281	**374,468**	**382,281**	**374,468**
Corporate claims	91,148	126,057	91,148	126,057
Civil claims and other	72,593	52,229	72,412	49,422
	1,120,470	**1,151,087**	**1,109,697**	**1,137,567**

All amounts in thousands, except as otherwise stated

22.2 Claims and contingent liabilities with possible chance of loss

The description of the main claims with possible losses are presented in the 2020 annual financial statements, in Note 24.2.

			Consolidated
	Note	Sep/2021	Dec/2020
Tax claims	(a)	12,298,220	12,156,030
Civil claims - Alagoas	24.1	2,505,968	796,712
Civil claims - Other		720,811	708,120
Labor claims		685,803	663,448
Environmental claims		567,519	507,973
Social security claims		351,219	326,730
Other lawsuits		327,287	286,643
Total		**17,456,827**	**15,445,656**

(a) Tax contingencies

IR and CSL – Charges on amortization of goodwill

The subsidiaries Cetrel and DAC were notified by the Federal Revenue Service of Brazil, in December 2020 and June 2021, respectively, for the deduction of tax amortization charges on goodwill arising from the acquisition of equity interests in 2012.

The Management, based on its evaluation and that of the Company's external legal advisors, estimates that the chances of loss of these lawsuits as possible, since the equity interests were acquired (i) for a certain amount, in an arm's length transaction, (ii) with effective payment and (iii) for the purposes of trading, resulting from the allocation of assets for treatment of wastewater and waste in environmental segment. The lawsuits are pending in the administrative level.

On September 30, 2021, the amounts of these claims adjusted for inflation came to R$177,337.

22.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares. The action is grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas. On January 15, 2021, the Court named two plaintiffs to act as leading plaintiffs in the action. On April 28, 2021, the lead plaintiff of the action filed a consolidated complaint with its initial arguments, defining as relevant the period of acquisition of the Company's securities from March 21, 2019 to July 8, 2020. The Company engaged a specialized US-based law office to represent it in the class action and has filed a motion to dismiss, which is pending analysis by the Court.

The Management, based on its assessment and that of its external legal advisors, and given the initial phase of the aforementioned class action, considers that it is not possible at the moment to reliably estimate the potential amount involved.

Braskem cannot reliably predict the future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other legal actions.

All amounts in thousands, except as otherwise stated

23 Leniency agreement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. However, no additional payments by the Company are estimated.

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

The Company has paid approximately R$2,752,711, distributed as shown below:

Agreements signed with:	AGU CGU e MPF	DoJ	OAG	MPF	SEC	Total
Amounts expressed in Reais	559,896	296,591	407,300	1,282,464	206,460	2,752,711
Amounts expressed in payment currency						
CFH			94,500			94,500
R$	559,896			1,282,464		1,842,360
USD		94,894			65,000	159,894

Furthermore, there is the outstanding amount of R$1,103,548, under the MPF Agreement and CGU/AGU Agreement, which will be paid in four annual installments adjusted by the variation in the SELIC rate and payable until January 30 of 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

The Agreements do not exempt the Company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company.

The Company does not anticipate the need for any additional payment, but it cannot guarantee that the total amount agreed will be sufficient for full reparation of all any injured parties, considering that the agreements do not exempt the Company from any liabilities with third parties that have legitimate interests in the facts covered by the Agreements.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global

All amounts in thousands, except as otherwise stated

Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

Finally, in March 2020, based on the certification report issued by the independent monitors that have monitored the Company over the last three years, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the DoJ and the SEC confirmed the conclusion of the monitorship established under the agreements with said authorities.

The Company will continue to undergo external monitoring by the AGU/CGU until the end of 2022. All compliance obligations are being honored as recommended by the authorities.

The Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities from various jurisdictions.

24 Geological event - Alagoas

The Company operated, since their origin and as the successor of Salgema, salt mining wells located in the city of Maceió, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of the districts Pinheiro, Bebedouro, Mutange and Bom Parto.

The Geological Survey of Brazil (CPRM) issued a report, in May 2019, indicating that the geological phenomenon observed in the region, would be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

The Company has been devoting its best efforts to understanding the geological event occurring in a specific region of Maceió and, for which it conducted and has been conducting, with the support of independent institutions and nationally and internationally renowned specialists, a series of studies focusing on: (i) understanding the geological phenomenon and possible surface effects; and (ii) analyzing the stabilization of the wells. The knowledge produced on the event and the actions planned to achieve stability in the region resulting from the studies have been shared with the National Mining Agency (ANM) and other pertinent authorities, with which the Company has been maintaining constant dialogue.

Braskem presented to the ANM measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement establishes cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in specified risk areas.

All amounts in thousands, except as otherwise stated

After updates of the Civil Defense Map, two legal instruments were signed with the Authorities, in July and October 2020, to include properties in the PCF.

In parallel, as previously disclosed, the Company has been negotiating with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 ("Agreement for Compensation of Residents") through which the parties agreed to include in the PCF the relocation of additional properties defined by both the Civil Defense Map, which was updated in December 2020, and the specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities ("Studies"), comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the "Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation" and the "Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation" with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 24.1(ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, and should be negotiated in the coming months.

Over the course of 2021, the Company devoted its best efforts to adopting all the necessary and applicable measures for resolving the issues arising from the geological event and worked proactively on all fronts while fully honoring all commitments undertaken. Of note to date are the significant advances in: (i) the PCF, with the vacating of properties located in the risk area and the submission of compensation proposals with a high level of acceptance; (ii) the actions for closing and monitoring the salt wells, which are following the closure plan approved by the ANM, seeking to stabilize the subsidence phenomenon resulting from salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement.

As assessed by the Company and its external advisors, considering the short- and long-term effects of technical studies and the existing information and better estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on September 30, 2021 was R$7,141,015, with R$4,866,125 under current liabilities and R$2,274,890 under non-current liabilities. On December 31, 2020, the provision was R$9,175,777, with R$4,349,931 under current liabilities and R$4,825,846 under non-current liabilities.

All amounts in thousands, except as otherwise stated

The following table shows the changes in the provision in the period:

	Consolidated
Balance at December 31, 2020	**9,175,777**
Reversal	(69,131)
Write-offs (*)	(2,018,118)
Realization of present value adjusment	52,487
Balance at September 30, 2021	**7,141,015**
Current liability	4,866,125
Non-current liability	2,274,890
Total	**7,141,015**

(*) Of this amount R$1,899,227 refer to payments made and R$118,891 was reclassified to other accounts payable.

The amounts included in the provision may be divided among the following action fronts:

a. Support for relocating and compensating the residents, business owners and property owners located in the Civil Defense Map updated in December 2020, including establishments that require special measures for their relocation, such as hospitals, schools and public equipment.

For this action front, a provision was accrued in the amount of R$3,832,225 (R$3,817,323 net of adjustment to present value), which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation and the negotiation of individual agreements for compensation of the residents, business owners and property owners affected.

b. Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation is to be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are: conventional closure using the buffering technique, which consists of pressuring the cavity, a method adopted worldwide for cavities post-operation; confirmation of natural filling status; and, for certain wells, monitoring using sonar. The monitoring system implemented by Braskem provides for actions to be developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

The actions conducted by the Company are based on technical studies by contracted experts, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM.

The total provision for implementing the measures defined for the 35 wells is R$1,296,011 (R$1,280,719 net of adjustment to present value). The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses with technical studies and their monitoring. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

c. Social and urban actions, in accordance with the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, with R$300 million going to indemnification for social damages and

collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The current provision amounted to R$1,524,761 (R$1,442,203 net of adjustment to present value).

d. Additional measures, for which the provision amounts to R$609,737 (R$600,770 net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents (Residents Center); (iv) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The Company's provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: timing changes, extension and way of execution; effectiveness of action plans; and the conclusion of current and future studies that indicate recommendations of experts, and other new developments on the topic.

The measures related to the plans for the closure of mining fronts are subject to the analysis and approval of ANM, the monitoring of results of the measures un implementation, as well as the changes related to the dynamic nature of geological events.

Continuous monitoring is essential for confirming the results of the current recommendations. Therefore, the well closure plans may be updated if the need arises to adopt technical alternatives for stabilizing the phenomenon of soil subsidence resulting from salt mining. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed based on the environmental diagnosis conducted by a specialized and independent company. Once all discussions with the regulatory authorities and agencies are concluded, an action plan will be developed, which will become part of the measures for a Plan for Recovering Degraded Areas (PRAD).

At this time, it is impossible to predict the outcome of the environmental diagnosis studies, as well as any additional costs to be provisioned for by the Company, or their potential implications for additional disbursements to the costs already provisioned for by the Company.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió. In this context, the Company is currently negotiating its claims with the Municipality of Maceió. To date, the Company is unable to predict the results and the deadline of such negotiation, as well as their scope and associated costs.

It is not possible to anticipate all new claims, of compensatory or other nature, that may be brought by individuals or groups that understand they suffered impacts and/or damages somehow related to the geological phenomenon and the relocation of people from risk areas. Braskem continues to face (see Note 24.1) and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential class actions and lawsuits filed by public utility concessionaires. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated.

Therefore, the Company cannot eliminate the possibility of future developments related to the Geological Event in Alagoas or related expenses, and the costs to be incurred by Braskem may differ from its estimates and provisions.

All amounts in thousands, except as otherwise stated

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the quarterly information of the Company.

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office – Reparation for Residents

Public-Interest Civil Action for Socio-environmental Reparation claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiros district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Once the case reached the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under the Public-Interest Civil Action for Socio-environmental Reparation was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem, for the population in specified risk areas.

After updates of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), two legal instruments were entered into with the Authorities, in July and October 2020, for including properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement ("Agreement for Compensation of Residents") to dismiss the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region ("Studies"). The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies. The Company estimates that the total number of properties covered by PCF after the execution of the Second Amendment is around 15,000 properties.

To implement the actions envisaged in the Public-Interest Civil Act, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Second Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On September 30, 2021, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$1,168.096 under current assets (R$1,322,725 on December 31, 2020). In addition, the Company and the Authorities agreed to: (i) create a technical group to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond in the amount of R$1.8 million (down from the R$2 billion performance bond envisaged in the Agreement).

With the approval by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was dismissed.

All amounts in thousands, except as otherwise stated

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The original amount of the action, initially at R$28.3 billion, was adjusted by a court decision to R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company will continue to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. After the ongoing study is concluded, the Company will implement and pay for any measures recommended by the study and agreed upon between the Company and the MPF. Since the study is in progress, we cannot anticipate its outcome or if it will entail additional provisions.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions.

Moreover, the Company and the MPF agreed to: (i) allocate the additional amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions; (ii) constitute a security interest on certain assets of the Company in the amount of R$2.8 billion to replace the performance bond of R$ 1 billion; and (iii) engage specialized consulting firms to support the definition of actions established in the Agreement for Socio-environmental Reparation and the assessment of the Company's Socio-Environmental program.

With court approval of the Agreement for Socio-environmental Reparation on January 6, 2021, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, at the discretion of the main parties.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

All amounts in thousands, except as otherwise stated

(iii) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos ("CBTU"), formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$221,600 and for pain and suffering in the amount of R$500, as well as the imposition of the obligations, including the construction of a new rail line to substitute the stretch that passed through the area. CBTU attributes to the claim the approximate amount of R$1.3 billion. In parallel, the Company and CBTU are holding discussions to reach a better understanding of the matter.

Based on the opinion of external legal counsel, the Management classifies the probability of loss in this case as possible.

(iv) Action for Damages: Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of September 30, 2021, the amount of this action is R$250 million (R$181 million at December 31, 2020).

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(v) Individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On September 30, 2021, Braskem was defendant in several actions, that, in aggregate, involve the amount of approximately R$822 million (R$573 million on December 31, 2020), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

25 Long-term incentive ("LTI") plan

In 2018, the Extraordinary Shareholders Meeting approved the Long-term Incentive Plan ("LTI Plan"), and the Board of Directors approved the "LTI Program 2018" (Note 27.1 to the 2020 financial statements). In April 2021, the LTI Program 2018 was fully settled with the delivery of shares in Braskem S.A., which had been held in treasury, with the write-off of net amount measured at the historical cost (R$11,507) and impact on the capital reserves due to the difference between grant amount and the historical amount (R$3,473).

In April 14, 2021, the Board of Directors approved a new program (ratified on May 5, 2021), the "LTI Program 2021", under the terms and conditions of the LTI Plan, including the list of eligible persons, the period for acquisition of own shares by the participants, and the number of restricted shares to be delivered to participants as consideration for each own share acquired. The maximum number of shares the Company expects to deliver to participants under the LTI Program 2021, after the vesting period and provided that all requirements are met, is approximately 847,000 shares. The grant date of the program was May 10, 2021. The shares to be delivered by the Company to the participants of the LTI Program 2021 are those held in treasury or to be acquired via a repurchase program. If said shares cannot be delivered, the Company may pay participants in cash the amount equivalent to the shares, considering the trading price on the stock exchange on the second business day immediately prior to the respective payment date.

All amounts in thousands, except as otherwise stated

26 Equity

The information related to the Company's shareholders' equity as disclosed in the 2020 annual financial statements, in Note 28.

(a) Capital

On September 30, 2021, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			36,472,430	10.57			36,472,430	4.57
Other		12,907,077	2.86	152,730,839	44.26	500,230	100.00	166,138,146	20.84
Total		**451,668,652**	**100.00**	**344,147,506**	**99.74**	**500,230**	**100.00**	**796,316,388**	**99.88**
Treasury shares				902,166	0.26			902,166	0.11
Total		**451,668,652**	**100.00**	**345,049,672**	**100.00**	**500,230**	**100.00**	**797,218,554**	**99.99**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depositary Receipts traded on the New York Stock Exchange (USA).

In the period ended September 30, 2021, 322,712 shares held in treasury were delivered to participants of the LTI Program 2018, which was fully settled in April 2021 (Note 25).

All amounts in thousands, except as otherwise stated

(b) Other comprehensive income

										Consolidated
	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2019	**123,614**	**19,545**	**(9,469)**	**(6,893,066)**	**(218,589)**	**(163,066)**	**2,383,492**	**(4,757,539)**	**(525,430)**	**(5,282,969)**
Additional indexation										
Realization by depreciation or write-off assets	(29,942)							(29,942)		(29,942)
Income tax and social contribution	10,181							10,181		10,181
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(576)							(576)		(576)
Income tax and social contribution	196							196		196
Fair value adjustments										
Accounts receivable		229						229		229
Foreign sales hedge										
Exchange rate				(10,752,004)				(10,752,004)	(502,286)	(11,254,290)
Transfer to result				1,818,484				1,818,484	87,042	1,905,526
Income tax and social contribution				2,987,568				2,987,568	124,574	3,112,142
Fair value of Cash flow hedge										
Change in fair value					(1,237,661)			(1,237,661)	7,614	(1,230,047)
Transfer to result					(105,753)			(105,753)	(35,253)	(141,006)
Income tax and social contribution					453,444			453,444	8,292	461,736
Fair value of cash flow hedge from jointly-controlled (RPR)					786			786		786
ILP PLan fair value										
Change in fair value		11,113						11,113	(422)	10,691
Income tax and social contribution		(3,513)						(3,513)		(3,513)
Foreign currency translation adjustment							5,010,215	5,010,215	(341,749)	4,668,466
Effect of CPC 42 / IAS 29 - hyperinflation							5,078	5,078		5,078
On September 30, 2020	**103,473**	**27,374**	**(9,469)**	**(12,839,018)**	**(1,107,773)**	**(163,066)**	**7,398,785**	**(6,589,694)**	**(1,177,618)**	**(7,767,312)**

All amounts in thousands, except as otherwise stated

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2020	**96,571**	**31,287**	**(5,774)**	**(9,972,757)**	**(609,197)**	**(163,714)**	**5,445,695**	**(5,177,889)**	**(923,014)**	**(6,100,903)**
Additional indexation										
Realization by depreciation or write-off assets	(29,733)							(29,733)		(29,733)
Income tax and social contribution	10,110							10,110		10,110
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(818)							(818)		(818)
Income tax and social contribution	278							278		278
Fair value adjustments										
Accounts receivable		52						52		52
Foreign sales hedge										
Exchange rate				(1,390,870)				(1,390,870)	(76,897)	(1,467,767)
Transfer to result				1,783,949				1,783,949	92,108	1,876,057
Income tax and social contribution				(131,821)				(131,821)	(4,563)	(136,384)
Fair value of Cash flow hedge										
Change in fair value					110,071			110,071		110,071
Transfer to result					75,954			75,954	25,319	101,273
Income tax and social contribution					(60,210)			(60,210)	(7,596)	(67,806)
Fair value of cash flow hedge from jointly-controlled (RPR)					1,239			1,239		1,239
Actuarial loss with post-employment benefits, net of taxes						1,067		1,067		1,067
ILP PLan fair value										
Change in fair value		(17,220)						(17,220)	(132)	(17,352)
Income tax and social contribution		12,737						12,737		12,737
Foreign currency translation adjustment							1,084,902	1,084,902	(32,500)	1,052,402
Effect of CPC 42 / IAS 29 - hyperinflation							25,386	25,386		25,386
On September 30, 2021	**76,408**	**26,856**	**(5,774)**	**(9,711,499)**	**(482,143)**	**(162,647)**	**6,555,983**	**(3,702,816)**	**(927,275)**	**(4,630,091)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands, except as otherwise stated

27 Earnings per share

The table below show the reconciliation of profit or loss for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		Basic and diluted
	Sep/2021	Sep/2020
Profit (loss) for the period attributed to Company's shareholders	13,454,604	(7,537,950)
Distribution of priority dividends attributable to:		
Preferred shares class "A"	208,564	
Preferred shares class "B"	303	
	208,867	
Distribution of 6% of unit price of common shares	273,726	
Distribution of excess profits, by class:		
Common shares	7,363,465	
Preferred shares class "A"	5,608,546	
	12,972,011	
Reconciliation of income available for distribution, by class (numerator):		
Common shares	7,637,191	(4,277,247)
Preferred shares class "A"	5,817,110	(3,255,966)
Preferred shares class "B"	303	(4,737)
	13,454,604	(7,537,950)
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	344,023,386	343,823,481
Preferred shares class "B"	500,230	500,230
	796,192,268	795,992,363
Profit (loss) per share (in R$)		
Common shares	16.9088	(9.4699)
Preferred shares class "A"	16.9091	(9.4699)
Preferred shares class "B"	0.6057	(9.4699)

All amounts in thousands, except as otherwise stated

Weighting of shares

	Sep/2021	
	Preferred shares	
	Class "A"	
	Outstanding shares	Weighted average
Amount at beginning of the period	**343,824,794**	**343,824,794**
Incentive long term plan payments with treasury shares	322,712	198,592
Amount at the end of the period	**344,147,506**	**344,023,386**

28 Net revenues

	Consolidated		Parent company	
	Sep/2021	Sep/2020	Sep/2021	Sep/2020
Sales revenue				
Domestic market				
Revenue	52,924,610	28,836,219	52,799,633	28,718,185
Rebates	(76,649)	(82,554)	(76,649)	(82,554)
	52,847,961	28,753,665	52,722,984	28,635,631
Foreign market				
Revenue	37,187,212	18,571,584	8,666,266	5,848,907
Rebates	(45,667)	(43,849)	(465)	(3,336)
	37,141,545	18,527,735	8,665,801	5,845,571
	89,989,506	47,281,400	61,388,785	34,481,202
Sales and services deductions				
Taxes				
Domestic market	(12,128,478)	(7,259,647)	(12,110,192)	(7,247,511)
Foreign market	(41,340)	(30,743)		
Sales returns				
Domestic market	(290,822)	(105,925)	(290,822)	(105,925)
Foreign market	(115,770)	(79,964)	(21,566)	(40,531)
	(12,576,410)	(7,476,279)	(12,422,580)	(7,393,967)
Net sales and services revenue	**77,413,096**	**39,805,121**	**48,966,205**	**27,087,235**

All amounts in thousands, except as otherwise stated

29 Other income (expenses), net

	Note	Sep/2021	Consolidated Sep/2020
Other income			
PIS and COFINS credits - exclusion of ICMS from the calculation basis	8	1,031,099	199,826
Reversal for damages - Alagoas	24	69,130	
Tax Credits recovery			
Fixed assets disposal results		39,719	(3,941)
Fine on supply contract of raw material, net		33,796	282,560
Insurance premium refund		22,100	194,933
Other		108,996	143,496
		1,304,840	**816,874**
Other expenses			
Shutdowns and other plants expenses			
Allowance for judicial claims, net of reversals		(557,378)	(45,763)
Fine on purchase and sale contracts		(120,547)	
Provision for environmental liabilities and other damages		(80,893)	(29,924)
Expenses with plant maintenance		(24,689)	(67,296)
Provision for damages - Alagoas	24		(5,143,395)
Other		(131,711)	(93,862)
		(915,218)	**(5,380,240)**

30 Financial results

	Note	Consolidated Sep/2021	Consolidated Sep/2020	Parent company Sep/2021	Parent company Sep/2020
Financial income					
Interest income		298,224	247,413	250,788	156,585
Update of tax credits	8(a)	1,018,374	135,299	1,018,346	135,064
Other		275,048	115,767	58,580	80,688
		1,591,646	**498,479**	**1,327,714**	**372,337**
Financial expenses					
Interest expenses		(2,161,617)	(2,229,569)	(2,403,973)	(2,348,928)
Monetary variations on fiscal debts		(70,770)	(69,482)	(66,436)	(69,208)
Discounts granted		(63,717)	(57,074)	(57,016)	(53,228)
Loans transaction costs - amortization		(590,884)	(122,342)	(6,326)	(4,134)
Adjustment to present value - appropriation		(126,148)	(182,353)	(134,509)	(169,479)
Interest expense on leases		(115,983)	(126,354)	(67,514)	(83,153)
Losses on derivatives		(857,942)	(605,864)	(360,807)	(553,899)
Other		(282,728)	(289,521)	(124,726)	(181,788)
		(4,269,789)	**(3,682,559)**	**(3,221,307)**	**(3,463,817)**
Exchange rate variations, net					
On financial assets		60,265	316,244	216,785	449,672
On financial liabilities		(2,990,943)	(7,641,824)	(2,489,087)	(5,995,474)
		(2,930,678)	**(7,325,580)**	**(2,272,302)**	**(5,545,802)**
Total		**(5,608,821)**	**(10,509,660)**	**(4,165,895)**	**(8,637,282)**

All amounts in thousands, except as otherwise stated

31 Expenses by nature and function

	Consolidated		Parent company	
	Sep/2021	Sep/2020	Sep/2021	Sep/2020
Classification by nature:				
Raw materials other inputs	(45,097,376)	(26,646,985)	(31,358,012)	(19,676,612)
Personnel expenses	(2,542,467)	(2,212,113)	(1,676,912)	(1,480,821)
Outsourced services	(2,101,880)	(1,534,234)	(1,410,804)	(857,625)
Depreciation and amortization	(2,812,758)	(3,001,589)	(1,645,160)	(1,805,187)
Freights	(2,104,789)	(1,690,145)	(987,816)	(1,009,765)
Costs of idle industrial plants	(232,748)	(340,672)	(104,765)	(332,934)
Provision - geological event in Alagoas	69,130	(5,143,395)	69,130	(5,143,395)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	1,031,099	199,826	1,031,099	199,826
Other general and administrative expenses	(1,298,589)	(618,902)	(848,202)	(474,949)
Total	**(55,090,378)**	**(40,988,209)**	**(36,931,442)**	**(30,581,462)**
Classification by function:				
Cost of products sold	(52,057,968)	(33,533,365)	(35,373,198)	(24,036,572)
Selling and distribution	(1,475,809)	(1,369,619)	(739,010)	(732,278)
(Loss) reversals for impairment of trade accounts receivable	2,925	(15,036)	(2,363)	(6,897)
General and administrative	(1,751,153)	(1,333,961)	(1,126,754)	(866,476)
Research and development	(197,995)	(172,862)	(107,695)	(90,545)
Other income	1,304,840	816,874	1,270,468	508,562
Other expenses	(915,218)	(5,380,240)	(852,890)	(5,357,256)
Total	**(55,090,378)**	**(40,988,209)**	**(36,931,442)**	**(30,581,462)**

32 Segment information

The information by segment as disclosed in the 2020 annual financial statements, in Note 35.

				Operating expenses			Sep/2021
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	49,770,138	(33,725,131)	16,045,007	(1,137,703)		(580,909)	14,326,395
USA and Europe	24,986,945	(17,609,468)	7,377,477	(651,549)		(35,835)	6,690,093
Mexico	4,599,857	(2,346,057)	2,253,800	(340,628)		(5,783)	1,907,389
Total	**79,356,940**	**(53,680,656)**	**25,676,284**	**(2,129,880)**		**(622,527)**	**22,923,877**
Other segments	256,408	(162,548)	93,860	59,780	(1,097)	1,439	153,982
Corporate unit				(1,340,488)		1,019,680 (i)	(320,808)
Braskem consolidated before eliminations and reclassifications	**79,613,348**	**(53,843,204)**	**25,770,144**	**(3,410,588)**	**(1,097)**	**398,592**	**22,757,051**
Eliminations and reclassifications	(2,200,252)	1,785,236	(415,016)	(11,444)		(8,970)	(435,430)
Total	**77,413,096**	**(52,057,968)**	**25,355,128**	**(3,422,032)**	**(1,097)**	**389,622**	**22,321,621**

(i) Includes the amount of R$1,031,099 related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (Note 8(a)).

All amounts in thousands, except as otherwise stated

							Sep/2020
					Operating expenses		
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	27,615,688	(23,008,516)	4,607,172	(1,090,466)		(5,100,324)	(1,583,618)
USA and Europe	10,044,377	(8,593,013)	1,451,364	(502,267)		28,958	978,055
Mexico	2,878,725	(2,201,474)	677,251	(312,576)		251,950	616,625
Total	**40,538,790**	**(33,803,003)**	**6,735,787**	**(1,905,309)**		**(4,819,416)**	**11,062**
Other segments	220,352	(137,402)	82,950	47,514	(19,893)	7,115	117,686
Corporate unit				(1,019,349)		256,243	(763,106)
Braskem consolidated before eliminations and reclassifications	**40,759,142**	**(33,940,405)**	**6,818,737**	**(2,877,144)**	**(19,893)**	**(4,556,058)**	**(634,358)**
Eliminations and reclassifications	(954,021)	407,040	(546,981)	(14,334)		(7,308)	(568,623)
Total	**39,805,121**	**(33,533,365)**	**6,271,756**	**(2,891,478)**	**(19,893)**	**(4,563,366)**	**(1,202,981)**

33 Contractual obligations

The Company has various obligations under energy agreements. Part of these long-term agreements related to the acquisition of renewable wind and solar energy and effective until 2042 amount to R$2,626 million on the date of this quarterly financial information.

34 Subsequent events

In October 2021, the subsidiary Braskem Idesa issued US$1.2 billion in sustainability-linked bonds (SLB). The bonds due in 10 years have an interest rate of 7% p.a., which may be increased by up to 37.5 bps if the target is not achieved. The proceeds obtained from the bonds plus a credit line of US$150 million were used to settle a Project Finance agreement signed in 2012 (Note 15).